Form 10-K, Exhibit 13
period 1996-12-31
DURA PHARMACEUTICALS INC/CA
filed 1997-03-31
CIK 882098

                                   EXHIBIT 13

                          ANNUAL REPORT TO SHAREHOLDERS


              (INCLUDING ONLY THOSE ITEMS INCORPORATED BY REFERENCE)

SELECTED FINANCIAL DATA




                                                                   Year ended December 31,
In thousands,                                                     -----------------------
except per share data                      1992            1993           1994           1995           1996
--------------------------------------------------------------------------------------------------------------

Statement of Operations Data(1)
Total revenues                        $   9,561         $ 18,113      $ 32,680        $  51,502      $ 104,119
Net income (loss)(2)                  $  (6,769)        $ (8,173)     $  1,936        $ (35,778)     $  24,328
Net income (loss)
per share(2,3)                        $  (0.47)         $  (0.55)     $   0.10        $   (1.53)     $    0.60

BALANCE SHEET Data(1)
Cash, cash equivalents
and short-term
investments                           $  13,459         $  6,541      $ 36,026        $  67,820      $ 240,345
Working capital                       $  12,992         $  6,830      $ 36,506        $  59,105      $ 219,864
Total assets                          $  26,339         $ 20,048      $ 56,072        $ 143,997      $ 504,670
Long-term obligations                 $   4,635         $  4,719      $  2,780        $  15,427      $   6,670
Shareholders'
equity(4)                             $  18,310         $ 12,571      $ 48,537        $ 109,097      $ 443,557


(1) Selected Financial Data includes Health Script subsequent to its acquisition on March 22, 1995, DDSI subsequent to its acquisition on December 29, 1995, the Rondec product line subsequent to its acquisition on June 30, 1995, the Entex product line subsequent to its acquisition on July 3, 1996 and the Ceclor CD and Keftab products subsequent to their acquisition on September 5, 1996 (see Notes 5 and 11 of the Notes to Consolidated Financial Statements).
(2) In 1993 and 1995, the Company incurred charges for purchase options and acquired in-process technology totaling $2.3 million and $43.8 million, respectively. If these charges were excluded, Dura would have reported a net loss of $5.9 million, or $0.39 per share, for 1993 and net income of $8.0 million, or $0.28 per share, for 1995.
(3) Adjusted for the 2-for-1 stock split in the form of a 100% dividend effective July 1, 1996. For additional information relating to net income
(loss) per share and common equivalent shares, see Note 2 of the Notes to Consolidated Financial Statements.
(4) No cash dividends were declared or paid during the periods presented.

FINANCIAL STATMENTS AND SUPPLEMENTARY DATA.

FINANCIAL TABLE OF CONTENTS
Management's Discussion and Analysis of
Financial Condition and Results of Operations
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Independent Auditors' Report
Corporate Information

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following comments should be read in conjunction with the Consolidated Financial Statements and Notes contained therein. See "Risks and Uncertainties" for trends and uncertainties known to the Company that could cause reported financial information not to be necessarily indicative of the future results.

RECENT DEVELOPMENTS
On September 5, 1996, the Company acquired from Eli Lilly and Company exclusive U.S. marketing rights to the patented antibiotics Keftab-Registered Trademark- and Ceclor-Registered Trademark- CD. The purchase price consisted of $100.0 million paid in cash at closing plus additional future contingent payments, as discussed in Liquidity and Capital Resources below. The Company began marketing Keftab in September 1996, and launched Ceclor CD in late October 1996.

On July 3, 1996, the Company acquired from Procter & Gamble Pharmaceuticals, Inc. the worldwide rights in perpetuity to the Entex-Registered
Trademark- products, consisting of four prescription upper respiratory drugs. The purchase price of $45.0 million consisted of $25.0 million in cash paid at closing and $20.0 million due on July 3, 1997. The Company began marketing the Entex products in July 1996.

The acquisition of the above product rights has a material impact on the Company's financial position and results of operations.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1996 ("1996") AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1995 ("1995")
Total revenues in 1996 increased $52.6 million, up 102%, as compared to 1995. Net income for 1996 was $24.3 million as compared with a net loss of $35.8 million for 1995, a change of $60.1 million or $2.13 per share. The 1995 net loss of $35.8 million was due to charges totaling $43.8 million relating to the Company's Spiros-TM- development program, consisting of a $30.8 million noncash charge for in-process technology acquired in connection with Dura's acquisition of Dura Delivery Systems, Inc. ("DDSI") and a $13.0 million purchase option charge resulting from the cash contribution to Spiros Development Corporation ("Spiros Corp.").

Pharmaceutical sales in 1996 increased by $40.3 million, or 102%, as compared to 1995 due primarily to sales of products acquired in 1996 as well as higher sales at Health Script Pharmacy Services, Inc. ("Health Script"), acquired in March 1995.

Gross profit (pharmaceutical sales less cost of sales) for 1996 increased by $29.6 million, or 103%, as compared to 1995 due to the increase in pharmaceutical sales. Gross profit as a percentage of sales remained steady at 73%.

Contract revenues in 1996 increased by $12.4 million, or 101%, as compared to 1995. The Company, under agreements with several companies, conducts feasibility testing and development work on various compounds for use with Spiros. In addition, the Company receives royalties primarily from the co-promotion of pharmaceutical products. Contract revenues from Spiros-related development and feasibility agreements generated $21.2 million in 1996, including $19.1 million from Spiros Corp., compared to $9.5 million, including $8.0 million from DDSI, in 1995. Contract revenues from royalties were $3.4 million in 1996 as compared to $2.6 million for 1995.

Clinical, development and regulatory expenses for 1996 increased by $10.1 million to $18.5 million as compared to 1995. The increase reflects expenses incurred by the Company under feasibility and development agreements covering the use of various compounds with Spiros.

Selling, general and administrative expenses in 1996 increased $16.7 million to $42.6 million as compared to 1995, and decreased as a percent of total revenues to 41% in 1996 from 50% in 1995. The dollar increase results primarily from marketing costs related to newly acquired products as well as higher costs at Health Script to support its increased sales. The decrease as a percentage of revenues reflects increased productivity of the sales force, the growth of pharmaceutical sales due to product acquisitions, and the growth of contract revenues.

Interest income for 1996 increased $4.1 million to $6.9 million as compared to 1995. The increase is due to the cash generated from the August 1995 and May and November 1996 public stock offerings as well as cash generated from operations.

The Company recorded an income tax provision of $3.5 million for 1996 as compared to $406,000 for 1995. The increased provision is due to the increase in income before income taxes in 1996. The 1996 provision reflects the expected combined federal and state tax rate of approximately 40% largely offset by the benefit from the utilization of net operating loss carryforwards.

YEAR ENDED DECEMBER 31, 1995 ("1995") AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1994 ("1994")
Total revenues in 1995 increased $18.8 million, or 58%, over 1994. However, the Company incurred a net loss in 1995 of $35.8 million, or $1.53 per share, due to charges totaling $43.8 million related to the Company's Spiros development program. The charges consisted of a $30.8 million noncash charge for in-process technology acquired in connection with Dura's acquisition of DDSI and a $13.0 million purchase option charge resulting from the cash contribution to Spiros Corp. If the charges were excluded, the Company would have reported net income in 1995 of $8.0 million or $0.28 per share.

Pharmaceutical sales in 1995 increased by $17.1 million, or 77%, over 1994 due primarily to the $15.3 million in sales generated by Health Script, acquired in March 1995, 1995 product acquisitions and internally developed products that were launched in the second half of 1994. The remaining increase was generated by the pre-existing product line for which sales growth was impacted by the relatively weak cough/cold season experienced across the country in the first quarter of 1995.

Gross profit for 1995 increased by $10.4 million, or 57%, as compared to 1994. Gross profit as a percentage of sales decreased to 73% in 1995 from 82% in 1994 due primarily to the lower margins generated on sales by Health Script in addition to the impact on contract pricing with managed care organizations.

Contract revenues in 1995 increased by $1.7 million as compared to 1994. In 1995 and 1994, the Company recorded contract revenues of $1.6 million and $400,000, respectively, relating to an agreement with Drug Royalty Corporation USA Inc. ("DRC") under which the Company received funding through December 1995 to expand its sales force. In addition, the Company conducts development work under contracts with several companies and receives royalties. The development contracts relate to the testing and development of various compounds for use with Spiros and generated revenues in 1995 and 1994 of $9.5 million and $9.9 million, respectively, including $8.0 million and $9.2 million from DDSI. The Company recorded royalties under a new co-promotion arrangement of $813,000 in 1995.

Clinical, development and regulatory expenses in 1995 decreased by $946,000 from 1994. Under an agreement with DDSI, the Company managed the development of DDSI products and incurred development expenses on behalf of DDSI in 1995 and 1994 of $6.4 million and $8.3 million, respectively, for which it received contract revenues. The decrease in DDSI development expenses resulted primarily from the shift from use of outside contractors to Dura-employed personnel and resources. The decrease in DDSI development expenses was partially offset by increased expenses associated with work being performed under development contracts for which the Company recorded contract revenues of $1.0 million in 1995, and costs associated with the internal development of respiratory pharmaceutical products.

Selling, general and administrative expenses in 1995 increased by $8.0 million over 1994 and decreased as a percentage of revenues from 55% in 1994 to 50% in 1995. The dollar increase results primarily from the operating costs of Health Script, acquired in March 1995, and increased sales and contracting levels. The decrease as a percentage of revenues reflects an increase in the productivity of the sales force, the growth of pharmaceutical sales due to product acquisitions and the growth of contract revenues.

Other income-net in 1995 increased by $1.4 million as compared to 1994. The increase resulted primarily from interest income on cash balances generated by the November 1994 and August 1995 stock offerings which was partially offset by interest expense resulting from obligations incurred in connection with 1995 acquisitions.

The Company recorded income tax provisions of $406,000 and $34,000 in 1995 and 1994, respectively. The provisions reflect the expected combined federal and state tax rate of 40% offset by the benefit from utilization of net operating loss carryforwards, which are generally limited to 90% of taxable income.

LIQUIDITY AND CAPITAL RESOURCES
The Company's working capital increased by $160.8 million to $219.9 million at December 31, 1996, from $59.1 million at December 31, 1995. Cash and cash equivalents and short-term investments increased by $172.5 million to $240.3 million at December 31, 1996, from $67.8 million at December 31, 1995. The increases resulted primarily from the net proceeds from the 1996 public stock offerings and cash generated from operations, offset by amounts paid for product acquisitions.

At December 31, 1996, the Company had an aggregate of $33.0 million in other long-term obligations, of which $26.3 million is to be paid within the next year. In connection with the acquisition of Ceclor CD and Keftab marketing rights, the Company paid $100.0 million in cash. Additional future contingent payments of $15.0 million per year starting in 1999 and ending in 2003 are contingent upon Ceclor CD remaining without an extended release cefaclor competitor in the U.S.

The Company has completed the first phase of construction of a manufacturing facility that will be used to formulate, mill, blend, and fill drugs to be used with Spiros, pending regulatory approval. In 1996, the Company began a two-year project to expand this facility to meet the production needs of products to be used with Spiros. Equipment purchases for and validation of the manufacturing facility are currently scheduled through 1997. In 1996, the Company also purchased for $3.2 million land for the construction of a new corporate facility, which is scheduled to be completed during 1997. At December 31, 1996, the Company had open purchase commitments for both of these facilities totaling approximately $8.0 million.

The Company provides development and management services to Spiros Corp. pursuant to various agreements for the development of its dry powder drug delivery technology. Dura records contract revenues from Spiros Corp. equal to amounts due for such services, less a pro rata amount allocated to a warrant subscription receivable. The Company has a purchase option to acquire all of the shares of Spiros Corp., which is exercisable through December 31, 1999, at predetermined prices, payable at the Company's option in cash or common stock or a combination thereof. In addition, the Company has an option, through specified dates, to acquire Spiros Corp.'s exclusive rights for use of Spiros with albuterol in the cassette version for a minimum of $15.0 million in cash.
The Company has a $48.7 million net operating loss carryforward for federal income tax purposes, of which approximately $20.3 million is currently available to offset future taxable income. The tax benefit from substantially all of the net operating loss carryforward currently available will be credited to common stock when and if this amount is used to offset taxable income (see Note 10 of the Notes to Consolidated Financial Statements).

The Company anticipates that its existing capital resources, together with cash expected to be generated from operations and available bank borrowings, should be sufficient to finance its current operations and working capital requirements through at least 1997. Additional resources, however, may be required in connection with product or company acquisitions or in-licensing opportunities. The Company is actively pursuing the acquisition of rights to products and/or companies which may require the use of substantial capital resources.

CONSOLIDATED BALANCE SHEETS

                                                                  December 31,
                                                                  ------------
Dollars in thousands                                          1995            1996
-------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                 $  25,554          $131,101
Short-term investments                                       42,266           109,244
Accounts and other receivables                                6,957            24,092
Inventory                                                     3,069             7,544
-------------------------------------------------------------------------------------
Total current assets                                         77,846           271,981
Property                                                     16,133            27,500
License agreements and product rights                        39,065           186,750
Goodwill                                                      7,083             6,630
Other                                                         3,870            11,809
-------------------------------------------------------------------------------------
Total                                                     $ 143,997          $504,670
-------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities                  $   8,566          $ 25,819
Current portion of long-term obligations                     10,175            26,298
-------------------------------------------------------------------------------------
Total current liabilities                                    18,741            52,117
Long-term obligations                                        15,427             6,670
Other non-current liabilities                                   732             2,306
-------------------------------------------------------------------------------------
Total liabilities                                            34,900            61,093
-------------------------------------------------------------------------------------
Commitments and contingencies (Notes 5, 6, 7 and 12)
Shareholders' equity:
Preferred stock, no par value, shares authorized --
   5,000,000; no shares issued or outstanding
Common stock, no par value, shares authorized --
   100,000,000; issued and outstanding -- 31,079,424
   and 43,183,591, respectively                             216,514           525,350
Accumulated deficit                                        (103,320)          (78,992)
Unrealized gain (loss) on investments                           103               (38)
Warrant subscriptions receivable                             (4,200)           (2,743)
-------------------------------------------------------------------------------------
Total shareholders' equity                                  109,097           443,577
-------------------------------------------------------------------------------------
Total                                                     $ 143,997          $504,670
-------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              Year ended December 31,
In thousands, except per share amounts                       1994        1995         1996

Revenues:
Sales                                                       $22,199     $ 39,308     $ 79,563
Contract                                                     10,481       12,194       24,556
---------------------------------------------------------------------------------------------
Total revenues                                               32,680       51,502      104,119
---------------------------------------------------------------------------------------------
Operating costs and expenses:
Cost of sales                                                 3,894       10,618       21,301
Clinical, development and regulatory                          9,354        8,408       18,540
Selling, general and administrative                          17,976       25,955       42,631
Charge for acquired in-process technology
and purchase options                                                      43,773
---------------------------------------------------------------------------------------------
Total operating costs and expenses                           31,224       88,754       82,472
---------------------------------------------------------------------------------------------

Operating income (loss)                                       1,456      (37,252)      21,647
---------------------------------------------------------------------------------------------
Other:
Interest income                                                 483        2,768        6,897
Other -- net                                                     31         (888)        (677)
---------------------------------------------------------------------------------------------
Total other                                                     514        1,880        6,220
---------------------------------------------------------------------------------------------

Income (loss) before income taxes                             1,970      (35,372)      27,867

Provision for income taxes                                       34          406        3,539
---------------------------------------------------------------------------------------------

Net income (loss)                                           $ 1,936     $(35,778)    $ 24,328
---------------------------------------------------------------------------------------------

Net income (loss) per share                                 $  0.10     $  (1.53)    $   0.60
---------------------------------------------------------------------------------------------

Weighted average number of common and
common equivalent shares                                     19,860       23,440       40,479


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                           Common stock                   Unrealized       Warrant          Notes
                                         ----------------   Accumulated  gain/(loss)on  subscriptions  receivable from
In thousands, except per share data      Shares    Amount     deficit     investments     receivable     shareholders      Total
-----------------------------------      ------    ------   -----------  -------------  -------------  ---------------   --------

Balance, January 1, 1994                 14,958   $ 82,238  $ (69,478)                                 $  (190)          $ 12,570
Issuance of common stock at
$4.375 per share, net of issuance
costs of $11                                686      2,990                                                                  2,990
Issuance of common stock at $5.475
per share                                   228      1,250                                                                  1,250
Issuance of common stock at $6.375
per share, net of issuance costs
of $2,269                                 4,900     28,968                                                                 28,968
Exercise of stock options and
warrants                                    134        157                                                                    157
Issuance of common stock warrants,
net of issuance costs of $5                            625                                                                    625
Compensation expense -- stock options                   41                                                                     41
Net income                                                      1,936                                                       1,936
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994               20,906    116,269    (67,542)                                     (190)           48,537
Issuance of common stock at $12.75
per share, net of issuance costs
of $3,483                                 4,494     53,815                                                                 53,815
Issuance of common stock in
connection with the purchase of
DDSI callable common stock                2,286     33,489                                                                 33,489
Issuance of common stock warrants                    5,040                              $(4,200)                              840
Collections on notes receivable                                                                              177              177
Cancellation of restricted stock
and related notes receivable                 (4)       (13)                                                   13
Exercise of stock options and warrants    3,397      7,679                                                                  7,679
Income tax benefit from stock options
exercised                                              235                                                                    235
Unrealized gain on available-for-sale
short-term investments                                                   $    103                                             103
Net loss                                                      (35,778)                                                    (35,778)
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995               31,079    216,514   (103,320)        103        (4,200)             -0-          109,097
Collection of warrant subscriptions
receivable                                                                                1,457                             1,457
Issuance of common stock at $29.375
per share, net of issuance costs
of $8,301                                 5,405    150,471                                                                150,471
Issuance of common stock at $33.25
per share, net of issuance costs of
$7,843                                    4,820    152,422                                                                152,422
Exercise of stock options and warrants    1,880      3,153                                                                  3,153
Income tax benefit from stock options
exercised                                            2,790                                                                  2,790
Unrealized (loss) on available-for-
sale short-term investments                                                  (141)                                           (141)
Net income                                                     24,328                                                      24,328
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996               43,184   $525,350  $ (78,992)   $    (38)      $(2,743)        $    -0-         $443,577

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Year ended December 31,
In thousands                                                               1994           1995           1996
---------------------------------------------------------------------------------------------------------------
Operating activities:
Net income (loss)                                                     $    1,936     $  (35,778)    $   24,328
Adjustments to reconcile net income (loss) to net cash
provided by (used for) operating activities:
Depreciation and amortization                                                687          1,962          6,317
Charges for acquired in-process technology and
purchase options                                                                         30,773
Changes in assets and liabilities:
Accounts and other receivables                                            (1,309)        (4,089)       (17,135)
Inventory                                                                   (738)        (1,110)        (4,475)
Other assets                                                                 158           (241)        (1,023)
Accounts payable and accrued liabilities                                   1,522          4,055         22,590
---------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) operating activities                       2,256         (4,428)        30,602
---------------------------------------------------------------------------------------------------------------
Investing activities:
Purchases of short-term investments                                          (21)       (95,716)      (178,901)
Sales and maturities of short-term investments                                           56,117        111,781
Purchases of long-term investments                                                         (494)        (5,000)
Capital expenditures                                                      (2,756)        (7,835)       (12,846)
Company/product acquisitions, net of cash received                                          744       (128,621)
Other                                                                     (1,290)           (60)        (1,864)
---------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                    (4,067)       (47,244)      (215,451)
---------------------------------------------------------------------------------------------------------------
Financing activities:
Issuance of common stock and warrants -- net                              32,739         61,606        307,503
Issuance of notes payable                                                                 4,360
Principal payments on long-term obligations                               (1,464)       (22,203)       (17,107)
---------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                 31,275         43,763        290,396
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                      29,464         (7,909)       105,547
Cash and cash equivalents at beginning of year                             3,999         33,463         25,554
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $   33,463     $   25,554     $  131,101
---------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest (net of amounts capitalized)                                 $      852     $       68     $            0
Income taxes                                                          $       34     $       44     $        266

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   THE COMPANY AND ITS BUSINESS
ORGANIZATION -- Dura Pharmaceuticals, Inc. ("Dura" or the "Company") is a specialty respiratory pharmaceutical company. The Company develops and markets prescription pharmaceutical products for the treatment of allergies, asthma, the common cold and related respiratory conditions and is developing a pulmonary drug delivery system.

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Dura and its wholly owned subsidiaries, Health Script Pharmacy Services, Inc., ("Health Script") acquired on March 22, 1995, and Dura Delivery Systems, Inc. ("DDSI"), acquired on December 29, 1995. All intercompany transactions and balances are eliminated in consolidation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
GENERAL -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. Changes in those estimates may affect amounts reported in future periods.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS -- The Company considers cash equivalents to include only highly liquid securities with an original maturity of three months or less. Investments with an original maturity of more than three months are considered short-term investments and have been classified by management as available-for-sale. Such investments are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity.

CONCENTRATION OF CREDIT RISK -- The Company invests its excess cash in U.S. Government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification of its cash investments and their maturities, which are designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any significant losses on its cash equivalents or short-term investments.

The Company extends credit on an uncollateralized basis primarily to wholesale and retail drug distributors throughout the United States. Historically, the Company has not experienced significant credit losses on its customer accounts. Three wholesale customers individually accounted for 21%, 14% and 12% of 1994 sales, two wholesale customers individually accounted for 16% and 11% of 1995 sales, and three wholesale customers individually accounted for 17%, 14% and 13% of 1996 sales.

INVENTORY -- Inventory is stated at the lower of cost (first-in, first-out method) or market and is comprised of finished goods and samples.

PROPERTY -- Property is stated at cost and depreciated over the estimated useful lives of the assets (primarily five years, with the exception of the Company's building, which is depreciated over a period of 30 years) using the straight-line method.

LICENSE AGREEMENTS AND PRODUCT RIGHTS -- The cost of license fees and product rights are capitalized and amortized on a straight-line basis over the periods estimated to be benefited, ranging from 15 to 25 years. Amortization of capitalized license fees and product rights, and related royalty payments are included in selling, general and administrative expenses in the consolidated statements of operations. Amortization of license fees and product rights totaled $200,000, $1,055,000 and $4,435,000 in 1994, 1995 and 1996,
respectively.

GOODWILL -- Goodwill is stated at cost and amortized on a straight-line basis over the periods estimated to be benefited, which range from 10 to 20 years.

EVALUATION OF LICENSE AGREEMENTS, PRODUCT RIGHTS AND GOODWILL -- The Company continually evaluates the carrying value of the unamortized balances of license agreements, product rights and goodwill to determine whether any impairment of these assets has occurred or whether any revision to the related amortization periods should be made. This evaluation is based on management's projections of the undiscounted future cash flows associated with each product or underlying business. If management's evaluation were to indicate that the carrying values of these intangible assets were impaired, such impairment would be recognized by a write down of the applicable asset.

COMMON STOCK SPLIT -- On May 29, 1996, The Board of Directors declared a two-for-one stock split on the Company's common stock effective July 1, 1996 in the form of a 100% stock dividend. All applicable share and per share data presented have been adjusted to give effect to this stock split.

REVENUE RECOGNITION -- Revenues from product sales are recognized upon shipment, net of allowances for returns, rebates and chargebacks. The Company is obligated to accept from customers the return of pharmaceuticals which have reached their expiration date for which it generally ships replacement merchandise. The Company has not historically experienced significant returns of expired pharmaceuticals.

Contract revenue is recognized on a basis consistent with the performance requirements of the contract. Payments received in advance of performance are recorded as deferred revenue.

CLINICAL, DEVELOPMENT AND REGULATORY EXPENSES -- Clinical, development and regulatory costs are expensed as incurred.

NET INCOME (LOSS) PER SHARE -- Net income (loss) per share is computed based on the weighted average number of common and common equivalent shares outstanding during each year. Net income (loss) per share is unchanged on a fully diluted basis for all years presented and has been adjusted to reflect the two-for-one stock split effective July 1, 1996.

ACCOUNTING FOR STOCK-BASED COMPENSATION -- In 1996, the Company elected to adopt only the disclosure provisions of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Therefore, the adoption of this standard did not have an effect on the Company's financial position or results of operations (Note 9).

RECLASSIFICATIONS -- Prior to Dura's acquisition of DDSI on December 29, 1995, Dura recorded costs made on behalf of DDSI as they were incurred and simultaneously accrued reimbursement from DDSI by crediting the related costs. In 1996, Dura recorded contract revenues from Spiros Development Corporation ("Spiros Corp."), a separate entity formed in December 1995, equal to the amounts due from Spiros Corp. for development and management services. The DDSI reimbursements included in the 1994 and 1995 statements of operations have been reclassified to contract revenues to conform to the presentation used for Spiros Corp. The following summarizes the impact of the reclassification on the prior years' statements of operations:

                                       Year ended December 31,
                                       -----------------------
In thousands                             1994          1995
--------------------------------------------------------------
Revenues:
Contract                                $9,161        $8,016
--------------------------------------------------------------
Total revenues                          $9,161        $8,016
--------------------------------------------------------------
Operating Costs and Expenses:
Clinical, development and regulatory:
Less reimbursement from DDSI            $8,260        $6,428
Selling, general and administrative        901         1,588
--------------------------------------------------------------
Total operating costs and expenses      $9,161        $8,016
--------------------------------------------------------------

In addition, certain other reclassifications have also been made to amounts included in the prior years' financial statements to conform to the presentation for the year ended December 31, 1996.

3. SHORT-TERM INVESTMENTS
The following is a summary of short-term investments:


                                                           Gross unrealized    Estimated
In thousands                                     Cost      gains/(losses)      fair value
-------------------------------------------------------------------------------------------
December 31, 1995:
U.S. government securities. . . . . . . . .    $ 23,148        $  80             $ 23,228
U.S. corporate debt securities. . . . . . .      19,015           23               19,038
-------------------------------------------------------------------------------------------
Total . . . . . . . . . . . . . . . . . . .    $ 42,163         $103             $ 42,266
-------------------------------------------------------------------------------------------
December 31, 1996:
U.S. government securities. . . . . . . . .    $ 38,408        $ 41              $ 38,449
U.S. corporate debt securities. . . . . . .      70,874         (79)               70,795
-------------------------------------------------------------------------------------------
Total . . . . . . . . . . . . . . . . . . .    $109,282        $(38)             $109,244
-------------------------------------------------------------------------------------------

The amortized cost and estimated fair value of available-for-sale investments at December 31, 1996, by contractual maturity, are shown below:

                                                                  Estimated
In thousands                                           Cost       fair value
-------------------------------------------------------------------------------
Due in one year or less . . . . . . . . . . . . . . $ 75,852       $ 75,833
Due after one year through two years. . . . . . . .   33,430         33,411
Total . . . . . . . . . . . . . . . . . . . . . . . $109,282       $109,244
-------------------------------------------------------------------------------

4. BALANCE SHEET DETAILS
In thousands                                           1995           1996
-------------------------------------------------------------------------------
Property - at cost:
Land. . . . . . . . . . . . . . . . . . . . . . . .  $  1,615       $  4,833
Buildings . . . . . . . . . . . . . . . . . . . . .     3,450          3,665
Machinery and equipment . . . . . . . . . . . . . .     2,365          5,850
Furniture and fixtures. . . . . . . . . . . . . . .     1,392          1,575
Construction in progress. . . . . . . . . . . . . .     8,687         14,353
-------------------------------------------------------------------------------
                                                       17,509         30,276
Less accumulated depreciation and amortization. . .    (1,376)        (2,776)
-------------------------------------------------------------------------------
Property. . . . . . . . . . . . . . . . . . . . . .  $ 16,133       $ 27,500
-------------------------------------------------------------------------------
License agreements and product rights:
Capitalized cost. . . . . . . . . . . . . . . . . .  $ 40,624       $192,744
Less accumulated amortization . . . . . . . . . . .    (1,559)        (5,994)
-------------------------------------------------------------------------------
License agreements and product rights . . . . . . .  $ 39,065       $186,750
-------------------------------------------------------------------------------

Goodwill:
Goodwill from acquisitions. . . . . . . . . . . . .  $ 11,063       $ 11,063
Less accumulated amortization . . . . . . . . . . .    (3,980)        (4,433)
-------------------------------------------------------------------------------
Goodwill. . . . . . . . . . . . . . . . . . . . . .  $  7,083       $  6,630
-------------------------------------------------------------------------------

Accounts payable and accrued liabilities:
Accounts payable. . . . . . . . . . . . . . . . . .  $  3,412       $  9,253
Contractual sales rebates . . . . . . . . . . . . .     1,605          5,582
Accrued wages, taxes and benefits . . . . . . . . .     1,341          3,447
Other accrued expenses. . . . . . . . . . . . . . .     2,208          7,537
-------------------------------------------------------------------------------
Accounts payable and accrued liabilities. . . . . .  $  8,566       $ 25,819
-------------------------------------------------------------------------------

5. LICENSE AGREEMENTS AND PRODUCT RIGHTS The Company has entered into agreements to acquire, in-license or co-promote respiratory prescription pharmaceuticals. A summary of recent significant acquisitions is presented as follows:

- KEFTAB-Registered Trademark-/CECLOR-Registered Trademark- CD - On
September 5, 1996, the Company acquired from Eli Lilly and Company ("Lilly") exclusive U.S. marketing rights to the patented antibiotics Keftab and Ceclor CD. The purchase price consisted of $100.0 million paid in cash at closing. Additional future contingent payments of $15.0 million per year starting in 1999 and ending 2003 are subject to Ceclor CD remaining available by prescription only with no competitive products, as defined in the licensing agreement. The cost of the Keftab/Ceclor CD rights is being amortized over 25 years.

- ENTEX-Registered Trademark- - On July 3, 1996, the Company acquired from Procter & Gamble Pharmaceuticals, Inc. the North American rights to the Entex products, consisting of four prescription upper respiratory drugs. The purchase price of $45.0 million in cash is being amortized over 15 years and consisted of $25.0 million paid at closing and $20.0 million in cash due on July 3, 1997.

- RONDEC-Registered Trademark- PRODUCT LINE - On June 30, 1995, the Company acquired from Ross Products Division of Abbott Laboratories the U.S. rights to the Rondec product line of six prescription cough/cold drugs. Under the agreement the Company received cash at closing of approximately $4.4 million, paid $20.0 million on July 14, 1995, and is obligated to make additional future minimum payments which are contingent principally on the acquired products remaining available by prescription only. The cost of the Rondec product line is being amortized over 25 years.

6. DEVELOPMENT AGREEMENTS
DRY POWDER INHALER - The Company has a worldwide license from a private inventor to certain dry powder drug delivery technology. The technology uses a device to aerosolize pharmaceuticals in dry powder formulations for intrapulmonary and intranasal administration. The Company is required to pay the inventor royalties on future sales of this device. The following development arrangements have been entered into regarding the dry powder inhaler technology ("Spiros-TM-"):

- PRIVATE PLACEMENT WITH DDSI - In 1993, DDSI was formed and completed a $13.0 million private placement of callable common stock to fund the development of Spiros for use with certain compounds. In connection with the private placement, the Company acquired the right to purchase all the outstanding shares of DDSI callable common stock. Pursuant to a development and management agreement, DDSI engaged the Company to develop DDSI's products and provide general management services to DDSI. Dura recorded contract revenues under the agreement with DDSI for the years ended December 31, 1994 and 1995 of $9,161,000 and $8,016,000, respectively. On December 29, 1995, the Company exercised its option and purchased 100% of DDSI's callable common stock (Note 11).

- PRIVATE PLACEMENT WITH SPIROS CORP. - On December 29, 1995, Spiros Corp., a separate, newly-formed Delaware corporation, completed a $28.0 million private placement to fund the development of Spiros for use with certain compounds. Under agreements described below, Spiros Corp. will use the proceeds from the private placement and a $13.0 million contribution from Dura to develop Spiros and Spiros applications for albuterol, beclomethasone and ipratropium (the "Compounds"), and selected proteins and peptides. If these development efforts are successful, the Company may execute its right to purchase Spiros Corp.'s callable common stock; however, the Company is not obligated to purchase such shares of Spiros Corp. The private placement consisted of 933,334 units sold at $30.00 per unit. Each unit consisted of one share of Spiros Corp. callable common stock and a Series S warrant (Note
8) to purchase 2.4 shares of the Company's common stock. In exchange for the Series S warrants and the contribution of $13.0 million to Spiros Corp., the Company has the right ("Spiros Purchase Option") through December 31, 1999, to purchase all of the currently outstanding shares of Spiros Corp. callable common stock at predetermined prices. The purchase price begins at $46.88 per share (an aggregate of $43.7 million) through December 31, 1997 and increases on a quarterly basis thereafter to a maximum of $76.17 per share (an aggregate of $71.1 million) on December 31, 1999. Such purchase price may be paid, at the Company's option, in cash, shares of the Company's common stock, or a combination thereof. In addition, Dura has the option through specified dates, to acquire Spiros Corp.'s exclusive rights for use of Spiros with albuterol in the cassette version (the "Albuterol Purchase Option"). In the event Dura acquires rights for use of Spiros with albuterol in the cassette version and does not exercise the Spiros Purchase Option, Dura will pay a royalty to Spiros Corp. on net sales of such product. A purchase option expense of $13.0 million representing the cash contributed to Spiros

Corp. was recorded in December 1995. The Company also recorded a warrant subscriptions receivable and a corresponding increase in common stock of $4.2 million representing the fair market value of the Series S warrants. At December 31, 1996, the Company had a remaining Series S warrant subscriptions receivable of $2.7 million.

In connection with the December 29, 1995 private placement, the Company also entered into certain other agreements with Spiros Corp. which are summarized as follows:

TECHNOLOGY LICENSE AGREEMENT - Under this agreement, the Company granted to Spiros Corp., subject to existing agreements with Mitsubishi Chemical Corporation, a royalty-bearing, perpetual, exclusive license to use Spiros in connection with the Compounds and certain off-patent proteins and compounds, and certain non-exclusive rights to other compounds. Such agreement expires upon exercise by the Company of the Spiros Purchase Option and prior to such expiration, the Company may exercise the Albuterol Purchase Option under terms set forth in the agreement.

INTERIM MANUFACTURING AND MARKETING AGREEMENT - Under this agreement, Spiros Corp. granted to the Company an exclusive license to manufacture and market Spiros Corp. products in the U.S. in exchange for a royalty of 10.0% on net product sales, as defined. Such agreement expires on exercise or termination of the Spiros Purchase Option.

DEVELOPMENT AND MANAGEMENT AGREEMENT - Under this agreement, Spiros Corp. has engaged the Company to develop the Spiros Corp. products and provide general management services to Spiros Corp. Dura records contract revenues from Spiros Corp. equal to the amounts due from Spiros Corp. for costs and fees less a pro rata amount allocated to the Series S warrant subscription receivable. During 1996, Dura recorded contract revenues under the agreement with Spiros Corp. of $19,138,000. At December 31, 1996 the Company had a receivable from Spiros Corp. of $2,234,000 representing amounts due from Spiros Corp. for development and management costs incurred by the Company.

- OTHER DEVELOPMENT AGREEMENTS - The Company has entered into other development agreements to provide contract research and development services, generally relating to the dry powder formulation of compounds and to drug delivery technologies, including the use of Spiros. Pursuant to these agreements, the Company receives contract revenues for services provided and, in some cases, up-front and milestone payments.

7. LONG-TERM OBLIGATIONS In connection with the acquisition of license and product rights in 1995 and 1996 (Note 5), the Company entered into agreements which require future payments. The obligations are non-interest bearing and, as they pertain to the Rondec product line agreement, are principally contingent on the products remaining available by prescription only. At December 31, 1996, the future annual maturities of principal under long-term obligations are summarized as follows:


Year ending December 31,                                  In thousands
-----------------------------------------------------------------------
1997                                                        $ 26,500
1998                                                           3,000
1999                                                           3,000
2000                                                             500
2001                                                             500
Thereafter                                                     1,500
-----------------------------------------------------------------------
                                                              35,000
Imputed interest (7.0%)                                       (2,032)
-----------------------------------------------------------------------
Net obligation                                                32,968
Less-current portion                                         (26,298)
-----------------------------------------------------------------------
Net long-term obligations                                   $  6,670
-----------------------------------------------------------------------

The future annual maturities of long-term obligations exclude approximately $82.9 million in future contingent obligations due in years 1999 through 2004 (Note 5).

8.  CAPITAL STOCK
COMMON STOCK -- In November 1994, August 1995, May 1996 and November 1996, the Company completed offerings of 4,900,000, 4,494,000, 5,405,000 and 4,820,000 shares of common stock, respectively, resulting in net proceeds to the Company of $29.0 million, $53.8 million, $150.5 million and $152.4 million, respectively. On May 29, 1996, the Company's shareholders approved an amendment to the Articles of Incorporation increasing the number of authorized shares of common stock from 25 to 100 million.

COMMON STOCK WARRANTS -- In connection with the private placement completed by the Company and DDSI in September 1993 (Note 6), DDSI investors received Series W warrants to purchase an aggregate of 3,640,000 shares of the Company's common stock. The Series W warrants (i) are exercisable at $2.38 per share, subject to adjustment upon the occurrence of certain events as defined, (ii) are exercisable through September 27, 2000 and (iii) provide for certain registration rights.

On March 22, 1995, the Company, in connection with the acquisition of Health Script (Note 11), issued warrants for 1,200,000 shares of the Company's common stock excercisable at $7.32 per share. On April 26, 1996, the Company exercised its option to redeem the warrants by issuing 251,616 shares of the Company's common stock to the holder of the warrants.

In connection with the private placement completed by Spiros Corp. on December 29, 1995 (Note 6), Spiros Corp. investors received Series S warrants to purchase an aggregate of 2,240,000 shares of the Company's common stock. The Series S warrants (i) are exercisable at $19.47 per share, subject to adjustment upon the occurrence of certain events as defined, (ii) are exercisable through December 29, 2000, (iii) provide for certain registration rights and (iv) separate from the Spiros Corp. callable common stock on December 29, 1997 or earlier upon the occurrence of certain events as defined.

The following table summarizes common stock warrants outstanding at December 31, 1996:

                                                              Shares        Exercise
                                              Warrants       covered          price
In thousands, except per share data          outstanding    by warrants     per share
Series W warrants                                358           1,003               $ 2.38
Series S warrants                                933           2,240               $19.47
Other                                            809             809      $0.25 -- $ 6.48
--------------------------------------------------------------------
Total warrants outstanding                     2,100           4,052
--------------------------------------------------------------------


COMMON SHARES RESERVED --
The Company has reserved shares of common stock for issuance as follows:

                                                    December 31,
                                                    ------------
In thousands                                    1995            1996
--------------------------------------------------------------------
Issuance under 1992 stock option plan          3,328           3,729
Exercise of common stock warrants              5,974           4,052
--------------------------------------------------------------------
Total shares reserved                          9,302           7,781
--------------------------------------------------------------------

9.  STOCK OPTIONS
The Company's 1992 stock option plan (the "Plan") provides for the grant of options to officers and other key employees of the Company, and to certain directors, consultants and independent contractors of the Company, to purchase up to 6,007,360 shares of the Company's common stock. The plan provides for the automatic issuance of options to purchase 8,000 and 30,000 shares of the Company's common stock to non-employee Board members at the date of each annual shareholders' meeting and upon initial election to the Board of Directors, respectively. Generally, options are to be granted at prices equal to at least 100% of the fair market value of the stock at the date of grant, expire not later than ten years from the date of grant and become exercisable ratably over a four-year period following the date of grant.

The Plan provides that in the event of a corporate transaction, as defined, all outstanding options shall become fully exercisable immediately prior to the effective date of such transaction and shall terminate upon such effective date. The Board of Directors may also grant officers of the Company limited stock appreciation rights in tandem with their outstanding options. In addition, limited stock appreciation rights are granted in connection with all automatic option grants under the Plan. Upon the occurrence of a hostile takeover, as defined, each outstanding option with such a limited stock appreciation right in effect for at least six months will automatically be canceled in return for a cash distribution from the Company in an amount equal to the excess of the takeover price, as defined, over the aggregate exercise price. As of December 31, 1995 and 1996, options to purchase 122,000 and 176,000 shares of common stock, respectively, were outstanding with limited stock appreciation rights.

The following table summarizes stock option activity under the Plan:


                                                          SHARES
                                                          ------                        Weighted average
                                              Options               Options available   exercise price
                                              outstanding           for grant           per share
-----------------------------------------------------------------------------------------------------
Balance, January 1, 1994                       2,504,662                  153,692             $ 1.61
Options authorized                                                        750,000
Options granted                                  872,260                 (872,260)            $ 5.50
Options exercised                               (131,964)                                     $ 1.17
Options canceled                                (119,240)                 119,240             $ 2.48
---------------------------------------------------------------------------------
Balance, December 31, 1994                     3,125,718                  150,672             $ 2.68
Options authorized                                                      1,000,000
Options granted                                1,100,606               (1,100,606)            $10.29
Options exercised                             (1,093,848)                                     $ 1.21
Options canceled                                 (80,108)                  80,108             $ 4.79
---------------------------------------------------------------------------------
Balance, December 31, 1995                     3,052,368                  130,174             $ 5.89
Options authorized                                                      1,500,000
Options granted                                1,339,500               (1,339,500)            $28.95
Options exercised                               (953,414)                                     $ 3.20
Options canceled                                 (53,944)                  53,944             $21.48
---------------------------------------------------------------------------------
Balance, December 31, 1996                     3,384,510                  344,618             $15.52
---------------------------------------------------------------------------------
Exercisable, December 31, 1994                 1,657,614                                      $ 2.31
Exercisable, December 31, 1995                 1,524,090                                      $ 3.91
Exercisable, December 31, 1996                 1,327,622                                     $ 6.99
---------------------------------------------------------------------------------


The following table summarizes information concerning outstanding and exercisable options as of December 31, 1996:


                                    OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                    -------------------                   -------------------
                                     Weighted average   Weighted                           Weighted
                                         remaining       average                            average
      Range of         Number           contractual     exercise        Number             exercise
   exercise prices   outstanding       life (years)       price       exercisable            price
--------------------------------------------------------------------------------------------------
$ 0.25 --  $  5.00     712,658              5.9         $  2.52         637,919            $  2.40
$ 5.00  -- $ 10.00     890,624              8.1         $  6.68         424,105            $  6.86
$ 10.00 -- $ 20.00     758,620              8.9         $ 14.56         217,564            $ 14.10
$ 20.00 -- $ 30.00     456,331              9.4         $ 28.21          44,427            $ 27.88
$ 30.00 -- $ 45.13     566,277              9.9         $ 36.84           3,607            $ 32.15


The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for stock options in 1995 or 1996. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date amortized to expense over their vesting period as prescribed by SFAS No. 123, net income for the year ended December 31, 1996 would have been reduced by $2,707,000 ($0.07 per share) and the net loss for the year ended December 31, 1995 would have been increased by $351,000 ($0.01 per share). However, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculations; accordingly, the 1995 and 1996 pro forma adjustments are not indicative of future period pro forma adjustments when the calculation will reflect all applicable stock options. The estimated weighted average fair value at grant date for the options granted during 1996 was $13.54 per option. The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield                                 N/A
Expected stock price volatility                          40%
Risk-free interest rate                                6.20%
Expected life of options                            5 years

10. INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets as of December 31, 1994, 1995 and 1996 are as follows:


                                                            DECEMBER 31,
                                                            ------------
In thousands                                     1994           1995            1996
------------------------------------------------------------------------------------
Deductible temporary differences:
Net operating loss carryforwards             $  20,786      $  22,052      $  19,484
Capitalized research and
development                                                     6,388          6,404
Research and development credits                                1,670          1,670
Reserves and accruals not
currently deductible                                83            728          1,560
Depreciation and amortization                                    (319)          (269)
------------------------------------------------------------------------------------
Total deferred tax assets                        20,869        30,519         28,849
Valuation allowance for deferred
tax assets                                      (20,869)      (30,519)       (28,849)
------------------------------------------------------------------------------------
Net deferred tax assets                      $       --     $      --      $      --
------------------------------------------------------------------------------------


The Company has provided a 100% valuation allowance against deferred tax assets as of December 31, 1994, 1995 and 1996 as realization of such assets is uncertain. At December 31, 1996, the valuation allowance for deferred tax assets included approximately $7.6 million relating to stock option exercises that will be credited to common stock when and if the underlying deferred tax asset is recognized.

At December 31, 1996, the Company had federal and California net operating loss ("NOL") carryforwards of approximately $48.7 million and $17.0 million, respectively. The difference between the NOL carryforwards for federal and California income tax purposes is primarily attributable to the 50% use limitation on California NOL carryforwards. The federal and California NOL carryforwards will begin expiring in 2000 and 1997, respectively, unless previously utilized. As of December 31, 1996, approximately $20.3 million of the total federal NOL carryforwards were currently available for use by the Company to generally offset 90% of future taxable income. The difference between the total NOL carryforwards and the NOL carryforwards currently available for use by the Company results from the limitations of Section 382 of the Internal Revenue Code due to a "change of ownership." The NOL carryforwards available for use by the Company as a result of the Section 382 limitation will be increased by approximately $2.9 million per year through 2006.

The provision for income taxes for the years ended December 31, 1994, 1995 and 1996 is comprised primarily of current federal and state income tax expense. A reconciliation of the income tax provision (benefit) based on federal statutory rates and income (loss) before income taxes to the provision for income taxes, as reported, is as follows:


Year ended December 31,                       1994         1995          1996
In thousands

Provision (benefit) at federal
statutory rates                         $    660     $  (12,027)    $    9,475
Tax effect of timing differences --
write-off of development inventory          (660)
Charges for acquired in-process
technology and purchase options                          14,883
NOL carryforwards utilized                               (2,946)        (6,852)
Federal alternative minimum tax                             235            234
Other                                         34            261            682
-------------------------------------------------------------------------------
Provision for income taxes              $     34      $     406      $   3,539

During the years ended December 31, 1995 and 1996 the Company recorded tax benefits from stock option exercises of $235,000 and $2,790,000, respectively, which were credited to common stock.

11.   ACQUISITIONS
These following acquisitions have been accounted for under the purchase method of accounting and, accordingly, the operating results of these acquisitions are included in the Company's consolidated results of operations from the date of acquisition.

HEALTH SCRIPT -- On March 22, 1995, the Company acquired all of the common stock of Health Script and certain assets of a related affiliate. Health Script, located in Denver, Colorado, is a mail service pharmacy which dispenses respiratory pharmaceuticals. The purchase price of $7,340,000 consisted of a cash payment of $6.5 million, and warrants to purchase 1,200,000 shares of the Company's common stock (Note 8). The assets acquired include cash, inventory, furniture and equipment valued at $425,000, and goodwill valued at approximately $6.9 million.

DDSI -- On December 29, 1995, the Company acquired all of the outstanding callable common stock of DDSI (Note 6). The purchase price of approximately $33.5 million consisted of 2,285,108 registered shares of the Company's common stock. The net assets acquired included cash of $3.4 million, equipment valued at $380,000 and DDSI's payable to Dura for development and management services of $995,000. The excess of the purchase price over the fair value of the net assets acquired of approximately $30.8 million was allocated to in-process technology. The Company concluded, based on an assessment of the additional development, testing and regulatory approvals required, that the commercial viability of the technology had not yet been established. In addition, no alternative future uses of the technology, not requiring regulatory approval, have been established. As a result of this assessment, the acquired in-process technology was expensed as a noncash charge in December 1995.

The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions had occurred on January 1, 1994, after giving effect to certain adjustments, including amortization of goodwill and issuance of Company common stock. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made on January 1, 1994, nor is it indicative of future results.

                                                    Year ended December 31,
In thousands, except per share data (unaudited)       1994           1995
---------------------------------------------------------------------------
Revenues                                          $   31,784     $   45,719
Net loss                                          $   (7,166)    $  (13,535)
Net loss per share                                $    (0.32)    $    (0.52)

12.   COMMITMENTS
EMPLOYEE SAVINGS PLANS -- The Company has a 401(k) plan that allows participating employees to contribute 1% to 15% of their salary, subject to annual limits. The Board may, at its sole discretion, approve Company contributions. The Company made contributions to the plan totaling $89,800, $223,500 and $531,720 in 1994, 1995 and 1996, respectively.

The Company has a non-qualified deferred compensation plan that allows eligible employees to defer up to 100% of their compensation. As of December 31, 1996, $2,185,000 has been deferred under this plan which is included in other assets and other non-current liabilities. The amounts deferred under this plan are transferred to a trust and managed by an investment manager. Included in the trust investments at December 31, 1996, are 16,667 units of Spiros Corp. (Note 6).

CAPITAL -- The Company is constructing at its headquarters a manufacturing facility that, subject to regulatory approval, will be used to formulate, mill, blend and fill drugs to be used with Spiros. Included in construction in-progress at December 31, 1996 are capital expenditures relating to the facility of approximately $13.7 million. During 1996, the Company acquired for $3.2 million land for the construction of a new corporate facility. At December 31, 1996, the Company had open purchase commitments relating to these facilities totaling approximately $8.0 million. During the years ended December 31, 1994, 1995 and 1996, the Company capitalized interest of $40,000, $487,000 and $624,000, respectively, as a cost of constructing the manufacturing facility.

LINE OF CREDIT -- The Company has a loan and security agreement with a bank for the borrowing of up to $5.0 million that terminate in June 1997. Borrowings under the agreement are limited to 2.5 times the most recent quarter's earnings (as defined) before interest, taxes, depreciation and amortization and bear interest at the bank's prime rate plus 0.5% (8.75% at December 31, 1996). At December 31, 1995 and 1996, there were no borrowings outstanding under this agreement.

13.   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1995 and 1996.

                                   First       Second       Third      Fourth
                                  quarter      quarter     quarter     quarter
-------------------------------------------------------------------------------
1995
Total revenues                 $    9,437   $   13,069  $  13, 189  $   15,807
Operating income                      393        1,577       1,532     (40,754)
Net income (loss)                     857        1,811       1,767     (40,213)
Net income (loss) per share          0.03         0.07        0.06       (1.44)
1996
Total revenues                 $   18,587   $   18,800  $   25,920  $   40,812
Operating income                    3,712        3,862       4,602       9,471
Net income                          4,057        4,609       5,806       9,856
Net income per share                 0.11         0.12        0.14        0.22

See Notes 5 and 11 for discussion of Dura's acquisitions of product rights and companies which occurred during 1995 and 1996, affecting the Company's quarterly results of operations.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Dura Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of Dura Pharmaceuticals, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dura Pharmaceuticals, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



San Diego, California
January 20, 1997

CORPORATE INFORMATION

DIRECTORS

Cam L. Garner
CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER
DURA PHARMACEUTICALS, INC.

James C. Blair, Ph.D.
GENERAL PARTNER
DOMAIN ASSOCIATES

Herbert J. Conrad
SENIOR VICE PRESIDENT
HOFFMANN-LA ROCHE, RETIRED

Joseph C. Cook, Jr.
PRINCIPAL
LIFE SCIENCE ADVISORS, LLC

David F. Hale
CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER
GENSIA SICOR, INC.

David S. Kabakoff, Ph.D.
EXECUTIVE VICE PRESIDENT
DURA PHARMACEUTICALS, INC.

Gordon V. Ramseier
EXECUTIVE DIRECTOR
THE SAGE GROUP

Charles G. Smith, Ph.D.
PRIVATE CONSULTANT

Walter F. Spath
SENIOR VICE PRESIDENT,
SALES AND MARKETING
DURA PHARMACEUTICALS, INC.

OFFICERS

Cam L. Garner
CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

David S. Kabakoff, Ph.D.
EXECUTIVE VICE PRESIDENT

Julia R. Brown
SENIOR VICE PRESIDENT,
BUSINESS DEVELOPMENT AND PLANNING

James W. Newman
SENIOR VICE PRESIDENT,
FINANCE AND ADMINISTRATION
AND CHIEF FINANCIAL OFFICER

Charles W. Prettyman
SENIOR VICE PRESIDENT,
DEVELOPMENT AND REGULATORY AFFAIRS

Walter F. Spath
SENIOR VICE PRESIDENT,
SALES AND MARKETING

Mitchell R. Woodbury
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

Chester Damecki
VICE PRESIDENT, OPERATIONS

Malcolm R. Hill
VICE PRESIDENT, CLINICAL DEVELOPMENT

Robert W. Keith
VICE PRESIDENT, MANAGED CARE

Erle T. Mast
VICE PRESIDENT, FINANCE

Robert K. Schultz, Ph.D.
VICE PRESIDENT, PRODUCT DEVELOPMENT

David Sudolsky
VICE PRESIDENT, MARKETING

Clyde L. Witham
VICE PRESIDENT, SCIENCE AND TECHNOLOGY

Michael T. Borer
GENERAL MANAGER, HEALTH SCRIPT

CORPORATE HEADQUARTERS
5880 Pacific Center Boulevard
San Diego, California 92121-4204
Telephone (619) 457-2553

AUDITORS
Deloitte & Touche LLP
San Diego, California

SHAREHOLDERS
At March 1, 1997, there were approximately 330 holders of record of Dura's common stock.

DIVIDENDS
No cash dividends were declared or paid in 1994, 1995 or 1996.

TRANSFER AGENT AND REGISTRAR
Chase Mellon Shareholders Services, LLC
400 S. Hope St., 4th Floor
Los Angeles, California 90071
(213) 553-9719

REQUESTS FOR INFORMATION
Copies of the Form 10-K filed with the Securities and Exchange Commission, financial communications and general information on the Company are available without charge upon request to Investor Relations, Dura Pharmaceuticals, 5880 Pacific Center Boulevard, San Diego, CA 92121-4204.

ANNUAL MEETING
The annual meeting of shareholders will be held at 10 a.m., Wednesday, May 28, 1997 at the La Jolla Marriott, 4240 La Jolla Village Drive, La Jolla, CA 92037.

MARKET INFORMATION ON COMMON STOCK
Dura Pharmaceuticals' common stock is traded on the Nasdaq National Market under the symbol "DURA." The following table reflects the range of high and low trade prices of Dura's common stock by quarter for 1994, 1995 and 1996. This information is based upon prices reported by the Nasdaq National Market:

                              High                 Low
------------------------------------------------------
1994
First Quarter                 $  5                $  3 1/8
Second Quarter                $  5 1/2            $  3 3/4
Third Quarter                 $  6 5/8            $  5 1/8
Fourth Quarter                $  7 1/2            $  5 1/4
1995
First Quarter                 $  7 1/2            $  5 3/4
Second Quarter                $  9 7/8            $  6 1/2
Third Quarter                 $ 17 1/2            $  9 1/8
Fourth Quarter                $ 17 3/4            $ 13 1/4
1996
First Quarter                 $ 26 3/8            $ 16 3/4
Second Quarter                $ 34 1/2            $ 23 11/16
Third Quarter                 $ 40                $ 21 3/8
Fourth Quarter                $ 47 3/4            $ 31 1/2

Dura-Tap-Registered Trademark-/PD, Entex-Registered Trademark-, Furadantin-Registered Trademark- and Rondec-Registered Trademark- are registered trademarks of the Company. The Company claims common law trademark rights to Spiros-TM-, Dura-Vent/DA-TM- and D.A. Chewable-TM-. Tornalate-Registered Trademark- is a registered trademark of Sanofi-Winthrop, Inc. Crolom-TM- is a trademark of Bausch & Lomb Pharmaceuticals, Inc. Capastat-Registered Trademark-, Seromycin-Registered Trademark-, Ceclor-Registered Trademark-, Ceclor-Registered Trademark- CD and Keftab-Registered Trademark- are registered trademarks of Eli Lilly and Company.