Form 10-K405, Exhibit 13
period 1997-12-31
DURA PHARMACEUTICALS INC /DE/
filed 1998-03-31
CIK 882098

                                                                      EXHIBIT 13

                                SELECTED FINANCIAL DATA
                         (IN THOUSANDS, EXCEPT PER SHARE DATA)

----------------------------------------------------------------------------------------------------------------------------------
                                                            Fiscal Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                           1993           1994           1995           1996           1997
----------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data: (1)
----------------------------------------------------------------------------------------------------------------------------------
Total Revenues                                           $ 18,113       $ 32,680       $ 51,502       $104,119      $ 181,323
----------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss) (2)                                    $ (8,173)      $  1,936       $(35,778)      $ 24,328      $ (84,692)
----------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss) Per Share (2,3):
----------------------------------------------------------------------------------------------------------------------------------
          Basic                                          $  (0.55)      $   0.12       $  (1.53)      $   0.68         $(1.93)
----------------------------------------------------------------------------------------------------------------------------------
          Diluted                                        $  (0.55)      $   0.10       $  (1.53)      $   0.60         $(1.93)
----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data: (1)
----------------------------------------------------------------------------------------------------------------------------------
Cash, Cash Equivalents and
----------------------------------------------------------------------------------------------------------------------------------
     Short-Term Investments                              $  6,541       $ 36,026       $ 67,820       $240,345       $385,221
-----------------------------------------------------------------------------------------------------------------------------
Working Capital                                          $  6,830       $ 36,506       $ 59,105       $219,864       $392,870
-----------------------------------------------------------------------------------------------------------------------------
Total Assets                                             $ 20,048       $ 56,072       $143,997       $504,670       $774,880
-----------------------------------------------------------------------------------------------------------------------------
Long-Term Obligations                                    $  4,719       $  2,780       $ 15,427       $  6,670       $297,064
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                     $ 12,571       $ 48,537       $109,097       $443,577       $429,277
-----------------------------------------------------------------------------------------------------------------------------


(1) Selected Financial Data include Health Script subsequent to its acquisition on March 22, 1995, DDSI subsequent to its acquisition on December 29, 1995, Spiros Corp. subsequent to its acquisition on December 19, 1997, the Rondec-Registered Trademark- product line subsequent to its acquisition on June 30, 1995, the Entex-Registered Trademark- product line subsequent to its acquisition on July 3, 1996, the Ceclor-Registered Trademark- CD and Keftab-Registered Trademark- products subsequent to their acquisition on September 5, 1996, and the Nasarel-Registered Trademark- and Nasalide-Registered Trademark- products subsequent to their acquisition on May 7, 1997 (see Notes 4 and 12 of the Notes to Consolidated Financial Statements).

(2) In 1993, 1995 and 1997, the Company incurred charges for acquired in-process technology, purchase options and other nonrecurring items totaling $2.3 million, $43.8 million and $137.7 million, respectively. If these charges were excluded, Dura would have reported a net loss of $5.9 million, or $0.39 per share (basic and diluted), for 1993, net income of $8.0 million, or $0.34 per share (basic) and $0.28 per share (diluted) for 1995, and net income of $47.4 million, or $1.08 per share (basic) and $0.99 per share (diluted) for 1997.

(3)  No cash dividends were declared or paid during the periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following comments should be read in conjunction with the Consolidated Financial Statements and Notes contained therein. See "Risks and Uncertainties" for trends and uncertainties known to the Company that could cause reported financial information not to be necessarily indicative of future results, including discussion of the effects of seasonality on the Company.

RECENT DEVELOPMENTS

During the second half of 1996 and the first half of 1997, the Company made significant acquisitions of product rights and licenses. In July 1996, the Company acquired the worldwide rights to the Entex-Registered Trademark-products, consisting of four prescription upper respiratory drugs. In September 1996, the Company acquired the U.S. marketing rights to the patented antibiotics Ceclor-Registered Trademark- CD and Keftab-Registered Trademark-. In May 1997, the Company acquired the U.S. rights to the intranasal steroid products Nasarel-Registered Trademark- and Nasalide-Registered Trademark-. The acquisition of rights to these products has had a material impact on the Company's financial position and results of operations.

In the third quarter of 1997, the Company issued $287.5 million principal amount of 3 1/2% Convertible Subordinated Notes (the "Notes") due July 15, 2002 with interest payable semiannually. Proceeds from the offering of the Notes are expected to be used for general corporate purposes, including (i) to acquire, in-license, co-promote, develop and commercialize pharmaceuticals targeted at Dura's physician base or in areas related or otherwise complementary to Dura's existing business; (ii) to fund product development programs, including Spiros-Registered Trademark- products; and (iii) for working capital and facilities expansion. To date, no proceeds from the Notes have been used. The Notes are convertible, at the option of the holder, into shares of Dura's common stock at any time prior to maturity or redemption at a conversion price of $50.635 per share.

On December 19, 1997, the Company acquired all of the outstanding callable common stock and options to purchase callable common stock of Spiros Development Corporation ("Spiros Corp."). The purchase price of $45.7 million consisted of 896,606 shares of the Company's common stock and a cash payment of approximately $2 million. The acquisition resulted in a nonrecurring charge of $46 million for acquired in-process technology.

On December 22, 1997, Spiros Development Corporation II, Inc. ("Spiros Corp. II"), a separate, newly formed Delaware corporation, completed a $101 million public offering of units (the "Offering"). Under agreements with the Company, Spiros Corp. II will use the net proceeds of $94 million from the Offering and a $75 million contribution from Dura to develop Spiros and Spiros applications for designated drugs and compounds. Each unit consisted of one share of Spiros Corp. II callable common stock and a warrant (the "SDCII warrants") to purchase one-fourth of one share of Dura's common stock. The SDCII warrants will be exercisable from January 1, 2000 through December 31, 2002 at an exercise price of $54.84 per share of Dura common stock. In consideration of the SDCII warrants and the contribution of $75 million to Spiros Corp. II, the Company has the right through December
31, 2002, to purchase all, but not less than all, of the then outstanding shares of Spiros Corp. II callable common stock at predetermined prices. However, the Company is not obligated to purchase such shares of Spiros Corp.
II. Such purchase price may be paid, at the Company's option, in cash, shares of Dura's common stock, or a combination thereof. In addition, Dura received an option through specified dates, to acquire Spiros Corp. II's exclusive rights for the use of Spiros with albuterol and with a second product other than albuterol. A purchase option expense of $75 million, representing the cash contributed to Spiros Corp. II, was recorded in December 1997.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997 ("1997") AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1996 ("1996")

Total revenues in 1997 increased $77.2 million, up 74%, as compared to 1996. However, the Company incurred a net loss in 1997 of $84.7 million, or $1.93 per share (basic and diluted), due to nonrecurring charges in the fourth quarter totaling $137.6 million, of which $121 million related to the Company's Spiros development program consisting of a $46 million noncash charge for in-process technology acquired in connection with Dura's acquisition of Spiros Corp. and Dura's $75 million purchase option charge resulting from the cash contribution to Spiros Corp. II. In December 1997, the Company terminated a ten-year royalty agreement, which the Company entered into in 1994, resulting in an additional nonrecurring charge of $13.8 million for the consideration paid by the Company to terminate the agreement. Finally, in the fourth quarter of 1997, the Company concluded that the value of a long-term investment was impaired and, accordingly, wrote down the investment to its estimated fair value, resulting in a nonrecurring charge of $2.8 million. If these nonrecurring charges were excluded, the Company would have reported net income in 1997 of $47.4 million, or $1.08 per share (basic) and $0.99 per share (diluted).

Pharmaceutical sales in 1997 increased by $70.9 million, or 89%, as compared to 1996. This increase is due primarily to the acquisition of the Entex products, Ceclor CD, and Keftab in 1996 and Nasarel and Nasalide in 1997, which resulted in an increase in pharmaceutical sales of $65.1 million, and the expansion of the Company's sales force.

Gross profit (pharmaceutical sales less cost of sales) for 1997 increased by $60.1 million, or 103%, as compared to 1996. Gross profit as a percentage of sales for 1997 was 79%, as compared to 73% for 1996. These increases are due primarily to higher average gross margins earned on sales of the Entex products, Ceclor CD, Keftab, Nasarel and Nasalide, as compared to the average gross margins earned on the Company's other products.

Contract revenues in 1997 increased by $6.3 million, or 26%, as compared to 1996. The Company, under agreements with several companies, conducts feasibility testing and development work on various compounds for use with Spiros. Contract revenues from Spiros-related development and feasibility agreements generated $29.5 million, including $25.9 million from Spiros Corp. and Spiros Corp. II, in 1997, as compared to $21.2 million, including $19.1 million from Spiros Corp., in 1996. The Company also earns contract revenues under various agreements for the co-promotion of certain pharmaceutical products. Contract revenues from such agreements were $1.4 million in 1997 as compared to $3.4 million for 1996.

Clinical, development and regulatory expenses for 1997 increased by $5.9 million, or 32%, as compared to 1996. The increase reflects additional expenses incurred by the Company under feasibility and development agreements covering the use of various compounds with Spiros.

Selling, general and administrative expenses in 1997 increased by $22.6 million, or 53%, as compared to 1996, but decreased as a percentage of total revenues to 36% in 1997 from 41% in 1996. The dollar increase is primarily due to increased costs incurred to support the Company's sales and contract revenue growth, including increased selling expenses primarily associated with expansion of the Company's sales force (increase of $12.2 million), higher marketing costs relating to the newly acquired products (increase of $1.6 million), and amortization of newly-acquired product rights (increase of $6.2 million). The decrease as a percentage of revenues reflects the growth of pharmaceutical sales due to new product acquisitions and the growth of contract revenues. On February 22, 1998, the Company announced that it planned to begin expanding its sales force immediately from approximately 270 representatives to over 450 representatives by the end of 1998 to increase the promotional activity of its current products and to prepare for the launch, subject to receiving regulatory approval, of Albuterol Spiros. The Company expects that the rapid expansion of its sales force will result in an increase in 1998 in its selling, general and administrative expenses, both in total and as a percentage of revenues, as compared to 1997.

Interest income for 1997 increased $11.1 million to $18.0 million as compared to 1996. The increase is due primarily to higher balances of cash and short-term investments during 1997 resulting from public stock offerings completed in May and November 1996 and the Notes offering completed in the third quarter of 1997, partially offset by decreases in cash used for product acquisitions and capital expenditures.

Interest expense for 1997 was $5.8 million as compared to $674,000 for 1996. The increase in interest expense is primarily due to interest accrued on the Notes issued by the Company in the third quarter of 1997.

The Company's effective tax rate was 34% for 1997 as compared to 13% for 1996. This increase is primarily due to the utilization of net operating loss carryforwards in 1996. Net operating loss carryforwards available in 1997 relate primarily to tax deductions for stock options exercised and, as such, the related benefit from their utilization has been credited directly to shareholders' equity.

YEAR ENDED DECEMBER 31, 1996 ("1996") AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1995 ("1995")

Total revenues in 1996 increased $52.6 million, up 102%, as compared to 1995. Net income for 1996 was $24.3 million as compared with a net loss of $35.8 million for 1995, a change of $60.1 million or $2.21 per share (basic) and $2.13 per share (diluted). The 1995 net loss of $35.8 million was due to charges totaling $43.8 million relating to the Spiros development program, consisting of a $30.8 million nonrecurring charge for in-process technology acquired in connection with the Company's acquisition of Dura Delivery Systems, Inc. ("DDSI") and a $13 million purchase option charge resulting from the cash contribution to Spiros Corp.

Pharmaceutical sales in 1996 increased by $40.3 million, or 102%, as compared to 1995 due primarily to sales of products acquired in 1996, which resulted in an increase in pharmaceutical sales of $30.7 million, as well as a $6.4 million increase in sales at Health Script Pharmacy Services, Inc. ("Health Script"), acquired in March 1995.

Gross profit for 1996 increased by $29.6 million, or 103%, as compared to 1995 due to the increase in pharmaceutical sales. Gross profit as a percentage of sales remained steady at 73%.

Contract revenues in 1996 increased by $12.4 million, or 101%, as compared to 1995. Contract revenues from Spiros-related development and feasibility agreements generated $21.2 million in 1996, including $19.1 million from Spiros Corp., compared to $9.5 million, including $8 million from DDSI, in 1995. Contract revenues under various agreements for the co-promotion of pharmaceutical products were $3.4 million in 1996 as compared to $2.6 million for 1995.

Clinical, development and regulatory expenses for 1996 increased by $10.1 million, or 121%, to $18.5 million as compared to 1995. The increase reflects additional expenses incurred by the Company under feasibility and development agreements covering the use of various compounds with Spiros.

Selling, general and administrative expenses in 1996 increased $16.7 million, or 64%, to $42.6 million as compared to 1995, but decreased as a percent of total revenues to 41% in 1996 from 50% in 1995. The dollar increase results primarily from marketing and amortization costs related to newly acquired products (increase of $4.9 million and $3.7 million, respectively) as well as higher costs at Health Script (increase of $2.6 million) to support its increased sales. The decrease as a percentage of revenues reflects increased productivity of the sales force, the growth of pharmaceutical sales due to product acquisitions, and the growth of contract revenues.

Interest income for 1996 increased $4.1 million to $6.9 million as compared to 1995. The increase is due primarily to higher balances of cash and short-term investments during 1996 resulting from public stock offerings completed in August 1995 and May and November 1996, as well as cash generated from operations.

Interest expense for 1996 was $674,000 as compared to $906,000 for 1995. The decrease in interest expense is primarily due to lower average balances of obligations during 1996.

The Company recorded an income tax provision of $3.5 million for 1996 as compared to $406,000 for 1995. The increased provision is due to the increase in income before income taxes in 1996. The 1996 provision reflects the expected combined federal and state tax rate of approximately 40% largely offset by the benefit from the utilization of net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments increased by $144.9 million to $385.2 million at December 31, 1997 from $240.3 million at December 31, 1996. The increase resulted primarily from the net proceeds of the offering of the Notes, as well as from cash generated from operations, partially offset by the Company's December 1997 contribution of $75 million to Spiros Corp. II, the acquisition of the intranasal steroid products Nasarel and Nasalide for $75 million, and capital expenditures of $24.1 million. Working capital increased by $173 million to $392.9 million at December 31, 1997 from $219.9 million at December 31, 1996.

At December 31, 1997, the Company had $287.5 million in Notes outstanding and an aggregate of $12.4 million in other current and long-term obligations, of which $2.8 million is to be paid during the next 12 months. As of December 31, 1997, additional future contingent obligations totaling $93 million relating to product acquisitions are due through 2004, including $10 million due in 1998.

The Company has entered into a loan agreement which provides for the borrowing of up to $50 million on an unsecured basis through May 1, 1999. As of December 31, 1997, no borrowings were outstanding under this agreement.

The Company anticipates that its existing capital resources, together with cash expected to be generated from operations and available bank borrowings, will be sufficient to finance its operations through at least the next 12 months. Significant additional resources, however, may be required in connection with product or company acquisitions or in-licensing opportunities. At present, the Company is actively pursuing the acquisition of rights to products and/or companies which may require the use of substantial capital resources; however, there are no present agreements or commitments with respect to such acquisitions.

The Company recognizes the need to ensure its operations will not be adversely impacted by the inability of the Company's systems to process data having dates on or after January 1, 2000 ("Year 2000"). Processing errors due to software failure arising from calculations using the Year 2000 date are a recognized risk. The Company is currently addressing the risk, with respect to the availability and integrity of its financial systems and the reliability of its operating systems, and is in the process of communicating with suppliers, customers, financial institutions and others with whom it conducts business to assess whether they are or will be Year 2000 compliant. While the Company believes its planning efforts are adequate to address its Year 2000 concerns, there can be no assurance that the systems of other companies on which the Company's systems and operations rely will be converted on a timely basis and will not have a material effect on the Company. In addition, the potential impact of the Year 2000 on others with whom the Company does business and any resulting effects on the Company cannot be reasonably estimated at this time. The cost of the Company's Year 2000 initiatives is not expected to be material to the Company's results of operations or financial position.

-------------------------------------------------------------------------------

                          DURA PHARMACEUTICALS, INC.
                          CONSOLIDATED BALANCE SHEETS
                    IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
-------------------------------------------------------------------------------

                                                              DECEMBER 31,
                                                          --------------------
                                                          1996            1997
-------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                             $131,101        $72,003
  Short-term investments                                 109,244        313,218
  Accounts and other receivables                          24,092         40,987
  Inventory                                                7,544         15,201
-------------------------------------------------------------------------------
    Total current assets                                 271,981        441,409

License agreements and product rights                    186,750        250,781
Property                                                  27,500         48,525
Other assets                                              18,439         34,165
-------------------------------------------------------------------------------
Total                                                   $504,670       $774,880
                                                        -----------------------
                                                        -----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                        $9,253         $8,142
  Accrued liabilities                                     16,566         37,599
  Current portion of long-term obligations                26,298          2,798
-------------------------------------------------------------------------------
    Total current liabilities                             52,117         48,539

Convertible subordinated notes                                          287,500
Other long-term obligations                                8,976          9,564
-------------------------------------------------------------------------------
    Total liabilities                                     61,093        345,603

Commitments and contingencies (Notes 4, 5 and 13)

Shareholders' equity:
   Preferred stock, no par value (1996), par value $.001 (1997);
    shares authorized - 5,000,000; no shares issued or outstanding
   Common stock, no par value (1996), par value $.001 (1997);
    shares authorized - 100,000,000; issued and outstanding -
    43,183,591 and 45,608,414, respectively              525,350             46
    Additional paid-in capital                                          604,991
    Unrealized gain (loss) on investments                    (38)           176
    Warrant subscriptions receivable                      (2,743)       (12,252)
    Accumulated deficit                                  (78,992)      (163,684)
-------------------------------------------------------------------------------
      Total shareholders' equity                         443,577        429,277
-------------------------------------------------------------------------------
Total                                                   $504,670     $  774,880
                                                        -----------------------
                                                        -----------------------


See accompanying notes to consolidated financial statements.


------------------------------------------------------------------------------------------------
                          DURA PHARMACEUTICALS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
------------------------------------------------------------------------------------------------

                                                                 YEAR ENDED DECEMBER 31,
                                                                 -----------------------
                                                          1995           1996          1997
------------------------------------------------------------------------------------------------
Revenues:
  Sales                                                  $39,308        $79,563       $150,476
  Contract                                                12,194         24,556         30,847
------------------------------------------------------------------------------------------------
    Total revenues                                        51,502        104,119        181,323
------------------------------------------------------------------------------------------------

Operating costs and expenses:
  Cost of sales                                           10,618         21,301         32,081
  Clinical, development and regulatory                     8,408         18,540         24,391
  Selling, general and administrative                     25,955         42,631         65,229
  Charges for acquired in-process technology,
   purchase options and other non recurring
   items (Note 11)                                        43,773                       137,639
------------------------------------------------------------------------------------------------
    Total operating costs and expenses                    88,754         82,472        259,340
------------------------------------------------------------------------------------------------

Operating income (loss)                                  (37,252)        21,647        (78,017)
------------------------------------------------------------------------------------------------

Other:
  Interest income                                          2,768          6,897         17,960
  Interest expense                                          (906)          (674)        (5,816)
  Other - net                                                 18             (3)           (14)
------------------------------------------------------------------------------------------------
    Total other                                            1,880           6,220        12,130
------------------------------------------------------------------------------------------------

Income (loss) before income  taxes                       (35,372)         27,867       (65,887)
Provision for income taxes                                   406           3,539        18,805
------------------------------------------------------------------------------------------------

Net income (loss)                                       $(35,778)        $24,328      $(84,692)
                                                    --------------------------------------------
                                                    --------------------------------------------

Net income (loss) per share:
       Basic                                            $  (1.53)        $  0.68      $  (1.93)
                                                    --------------------------------------------
                                                    --------------------------------------------
       Diluted                                          $  (1.53)        $  0.60      $  (1.93)
                                                    --------------------------------------------
                                                    --------------------------------------------


Weighted average number of common shares:
       Basic                                              23,440          35,835        43,828
       Diluted                                            23,440          40,479        43,828



See accompanying notes to consolidated financial statements.

                            DURA PHARMACEUTICALS, INC.
                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  IN THOUSANDS

                                                                 YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                           1995            1996           1997
                                                         ---------        -------      ---------
Operating activities:
 Net income (loss)                                        $(35,778)      $ 24,328      $ (84,692)
 Adjustments to reconcile net income (loss) to net
  cash provided by (used for) operating activities:
    Depreciation and amortization                            1,962          6,317         15,209
    Non-cash portion of charges for acquired in-
     process technology, purchase options and other         30,773                        49,146
    Changes in assets and liabilities:
      Accounts and other receivables                        (4,089)       (17,135)       (16,040)
      Inventory                                             (1,110)        (4,475)        (7,739)
      Other assets                                            (241)        (1,023)        (5,215)
      Accounts payable and accrued liabilities               4,055         22,590         35,574
                                                         ---------       --------       --------
        Net cash provided by (used for) operating
         activities                                         (4,428)        30,602        (13,757)
                                                         ---------       --------       --------
Investing activities:
  Purchases of short-term investments                      (95,716)      (178,901)      (381,127)
  Sales and maturities of short-term investments            56,117        111,781        177,367
  Purchases of long-term investments                          (494)        (5,000)
  Capital expenditures                                      (7,835)       (12,846)       (24,079)
  Company/product acquisitions, net of cash
   received                                                    744       (128,621)       (76,973)
  Other                                                        (60)        (1,864)        (1,514)
                                                          ---------       --------       --------
        Net cash used for investing activities             (47,244)      (215,451)      (306,326)
                                                          ---------       --------       --------
Financing activities:
 Issuance of common stock and warrants-net                  61,606        307,503          9,310
 Issuance of convertible subordinated notes-net                                          278,175
 Issuance of notes payable                                   4,360
 Principal payments on long-term obligations               (22,203)       (17,107)       (26,500)
                                                           ---------      --------       --------
        Net cash provided by financing activities           43,763        290,396        260,985
                                                           ---------      --------       --------
Net increase (decrease) in cash and cash equivalents        (7,909)       105,547        (59,098)
Cash and cash equivalents at beginning of year              33,463         25,554        131,101
                                                           ---------      --------       --------
Cash and cash equivalents at end of year                  $ 25,554       $131,101        $72,003
                                                           ---------      --------       --------
                                                           ---------      --------       --------

Supplemental disclosure of cash flow information:
    Cash paid during the year for:
      Interest (net of amounts capitalized)                 $    68       $      0        $    0
      Income taxes                                          $    44       $    266        $6,578


See accompanying notes to consolidated financial statements.

                             DURA PHARMACEUTICALS, INC.
                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                                    UNREALIZED                       NOTE
                                       COMMON STOCK     ADDITIONAL  GAIN/(LOSS)     WARRANT       RECEIVABLE
                                   -------------------   PAID-IN        ON       SUBSCRIPTIONS       FROM       ACCUMULATED
                                    SHARES    AMOUNT     CAPITAL    INVESTMENTS    RECEIVABLE     SHAREHOLDERS     DEFICIT    TOTAL
                                   --------  --------    -------    -----------    ----------     -----------   ----------    -----
Balance, January 1, 1995            20,906   $116,269                                               $ (190)      $(67,542)  $48,537
Sale Of Common Stock                 4,494     53,815                                                                        53,815
Issuance Of Common Stock In
 Connection With The Purchase
 Of DDSI Callable Common Stock       2,286     33,489                                                                        33,489
Issuance Of Common Stock
 Warrants                                       5,040                               $ (4,200)                                   840
Collections On Notes Receivable                                                                        177                      177
Cancellation Of Restricted Stock
 And Related Notes Receivable           (4)       (13)                                                  13
Exercise Of Stock Options And
 Warrants                            3,397      7,679                                                                         7,679
Income Tax Benefit From Stock
 Options Exercised                                235                                                                           235
Unrealized Gain On Available-
 For-Sale Short-Term
 Investments                                                             $ 103                                                  103
Net Loss                                                                                                          (35,778)  (35,778)
                                   -------      -----   --------        ------     ----------           ----     --------- --------

Balance, December 31, 1995          31,079    216,514                      103        (4,200)           -0-      (103,320)  109,097

Collections On Warrant
 Subscriptions Receivable                                                              1,457                                  1,457
Sale Of Common Stock                10,225    302,893                                                                       302,893
Exercise Of Stock Options And
 Warrants                            1,880      3,153                                                                         3,153
Income Tax Benefit From Stock
 Options Exercised                              2,790                                                                         2,790
Unrealized Loss On Available-
 For-Sale  Short-Term
 Investments                                                              (141)                                                (141)
Net Income                                                                                                          24,328   24,328
                                   -------      -----   --------        ------     ----------           ----     --------- --------

Balance, December 31, 1996          43,184    525,350                      (38)       (2,743)            -0-       (78,992) 443,577

Exercise Of Stock Options And
 Warrants                            1,527      6,028   $  1,444                                                              7,472
Issuance Of Par Value $.001
 Common Stock In Connection
 With Reincorporation                        (531,333)   531,333
Issuance Of Common Stock In
 Connection With The Purchase
 Of Spiros Corp. Callable Common
 Stock                                 897          1     43,728                                                             43,729
Collections On Warrant
 Subscriptions Receivable                                                             3,141                                   3,141
Issuance Of Common Stock
 Warrants                                                 15,130                    (12,650)                                  2,480
Income Tax Benefit From Stock
 Options Exercised                                        13,356                                                             13,356
Unrealized Gain On Available-
 For-Sale Short-Term Investments                                           214                                                  214
Net Loss                                                                                                           (84,692) (84,692)
                                   -------      -----   --------        ------     ----------           ----     --------- --------
Balance, December 31, 1997          45,608      $  46   $604,991        $  176      $(12,252)           $-0-     $(163,684)$429,277
                                   -------      -----   --------        ------     ----------           ----     --------- --------
                                   -------      -----   --------        ------     ----------           ----     --------- --------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND ITS BUSINESS

ORGANIZATION - Dura Pharmaceuticals, Inc. ("Dura" or the "Company") is a specialty respiratory pharmaceutical and pulmonary drug delivery company. The Company develops and markets prescription pharmaceutical products for the treatment of allergies, asthma, chronic obstructive pulmonary disease, the common cold and related respiratory ailments and is developing a pulmonary drug delivery system ("Spiros"). The Company also has a separate mail service pharmacy, Health Script Pharmacy Services, Inc. ("Health Script"), which dispenses respiratory pharmaceuticals.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Dura and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated in consolidation. Certain reclassifications have been made to amounts included in the prior years' financial statements to conform to the presentation for the year ended December 31, 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. Changes in those estimates may affect amounts reported in future periods.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS - The Company considers cash equivalents to include only highly liquid securities with an original maturity of three months or less. Investments with an original maturity of more than three months are considered short-term investments and have been classified by management as available-for-sale. Such investments are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity.

CONCENTRATION OF CREDIT RISK - The Company invests its excess cash in U.S. Government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification of its cash investments and their maturities which are designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any significant losses on its cash equivalents or short-term investments.

The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors and retail pharmacies throughout the United States. Historically, the Company has not experienced significant credit losses on its customer accounts. Two wholesale customers individually accounted for 16% and 11% of 1995 sales, three wholesale customers individually accounted for 17%, 14%, and 13% of 1996 sales and two wholesale customers each individually accounted for 11% of 1997 sales.

INVENTORY - Inventory is stated at the lower of cost (first-in, first-out method) or market and is comprised of finished goods and samples.

PROPERTY - Property is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

      Description                                              Lives
      -----------                                           ----------
      Buildings                                               30 years
      Machinery and equipment                               2-10 years
      Furniture and fixtures                                 5-7 years


LICENSE AGREEMENTS AND PRODUCT RIGHTS - The cost of license fees and product rights are capitalized and amortized on a straight-line basis over the periods estimated to be benefited, ranging from 15 to 25 years. Amortization of capitalized license fees and product rights payments are included in selling, general and administrative expenses in the consolidated statements of operations. Amortization of license fees and product rights totaled $1,055,000, $4,435,000 and $10,608,000 in 1995, 1996 and 1997, respectively.

GOODWILL - Other assets include goodwill with an unamortized balance of $6,630,000 and $8,327,000 at December 31, 1996 and 1997, respectively, which is stated at cost and amortized using the straight-line method over the periods estimated to be benefited, ranging from 10 to 20 years.

EVALUATION OF LICENSE AGREEMENTS, PRODUCT RIGHTS AND OTHER INTANGIBLE ASSETS -The Company continually evaluates the carrying value of the unamortized balances of license agreements, product rights and other intangible assets to determine whether any impairment of these assets has occurred or whether any revision to the related amortization periods should be made. This evaluation is based on management's projections of the undiscounted future cash flows associated with each product or underlying business. If management's evaluation were to indicate that the carrying values of these intangible assets were impaired, such impairment would be recognized by a write down of the applicable asset.

REVENUE RECOGNITION - Revenues from product sales are recognized upon shipment, net of allowances for returns, rebates and chargebacks. The Company is obligated to accept from customers the return of pharmaceuticals which have reached their expiration date for which it generally ships replacement merchandise. The Company has not historically experienced significant returns of expired pharmaceuticals.

Contract revenue is recognized on a basis consistent with the performance requirements of the contract. Payments received in advance of performance are recorded as deferred revenue.

CLINICAL, DEVELOPMENT AND REGULATORY EXPENSES - Clinical, development and regulatory costs are expensed as incurred.

NET INCOME (LOSS) PER SHARE - In December 1997, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which requires the presentation of basic and diluted earnings per share amounts. Basic earnings per share is calculated based on the weighted average number of shares outstanding during the year, while diluted earnings per share also gives effect to all potential dilutive common shares outstanding during each year such as options, warrants, convertible securities and contingently issuable shares. The earnings per share data for 1995 and 1996 have been restated to conform to the requirements of SFAS No.
128. The Company incurred net losses in 1995 and 1997 and, as such, the weighted average number of shares used for basic and diluted earnings per share do not include potential dilutive common shares from outstanding stock options and warrants and convertible subordinated notes as their inclusion would be antidilutive. For 1996, the difference between the weighted average number of shares used for basic and diluted earnings per share is the inclusion of 1,772,250 and 2,872,044 dilutive contingent shares for stock options and warrants, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION - As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for costs of stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, discloses the pro forma effect on net income (loss) and related per share amounts using the fair value-based method to account for its stock-based compensation.

SEGMENT DISCLOSURES - In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued which revises reporting requirements and definitions for segments of business operations. The Company will begin reporting under SFAS No. 131 commencing with the 1998 fiscal year.

3. SHORT-TERM INVESTMENTS The following is a summary of short-term investments as of December 31, 1996 and 1997 (in thousands):

                                                   Unrealized         Estimated
                                       Cost       gains/(losses)      fair value
                                      -------     --------------       --------
December 31, 1996:
  U.S. government securities         $ 38,408         $     41         $ 38,449
  U.S. corporate debt securities       70,874              (79)          70,795
                                     --------         --------         --------
Total                                $109,282         $    (38)        $109,244
                                     --------         --------         --------
                                     --------         --------         --------

December 31, 1997:
  U.S. government securities         $154,126         $    217         $154,343
  U.S. corporate debt securities      158,916              (41)         158,875
                                     --------         --------         --------
Total                                $313,042         $    176         $313,218
                                     --------         --------         --------
                                     --------         --------         --------

The following is a summary of the amortized cost and estimated fair value of short-term investments by contractual maturity at December 31, 1997 (in thousands):

                                                                      Estimated
                                                          Cost       fair value
                                                        --------      ---------
  Due in one year or less                               $271,307      $ 271,333
  Due after one year through two years                    41,735         41,885
                                                        --------      ---------
  Total                                                 $313,042      $ 313,218
                                                        --------      ---------
                                                        --------      ---------

4. LICENSE AGREEMENT AND PRODUCT RIGHTS

The Company has entered into agreements to acquire, in-license or co-promote respiratory prescription pharmaceuticals. The following is a summary of license agreements and product rights as of December 31, 1996 and 1997 (in thousands):

                                                                       Amortization
                                              1996           1997          period
                                            --------       --------       --------
Products - at cost:
Nasarel/Nasalide                                           $ 75,298       25 years
Keftab/Ceclor CD                            $100,065        100,065       25 years
Entex products                                45,055         44,655       15 years
Rondec product line                           32,613         32,613       25 years
Other                                         15,011         14,752       20 years
                                            --------       --------       --------
                                             192,744        267,383

Less accumulated amortization                 (5,994)       (16,602)
                                            --------       --------
License agreements and product rights       $186,750       $250,781
                                            --------       --------
                                            --------       --------

NASAREL-REGISTERED TRADEMARK-/NASALIDE-REGISTERED TRADEMARK- - On May 7, 1997, the Company acquired from Syntex (USA), Inc. and other members of the Roche Group exclusive U.S. rights to the intranasal steroid products Nasarel-Registered Trademark- and Nasalide-Registered Trademark- for $70 million, which was paid at closing. A $5 million contingent payment was made on December 31, 1997 and additional future contingent payments totaling $10 million are due through December 1998, subject to the products remaining without a competing nasal formulation of flunisolide.

Keftab-Registered Trademark-/Ceclor-Registered Trademark- CD - On September 5, 1996, the Company acquired from Eli Lilly and Company exclusive U.S. marketing rights to the patented antibiotics Keftab-Registered Trademark- and Ceclor-Registered Trademark- CD (cefaclor extended release tablets). The purchase price consisted of $100 million paid in cash at closing. Additional future contingent payments of $15 million per year starting in 1999 and ending 2003 are subject to Ceclor CD remaining available by prescription only with no competitive products, as defined in the licensing agreement.

ENTEX-REGISTERED TRADEMARK- PRODUCTS - On July 3, 1996, the Company acquired from Procter & Gamble Pharmaceuticals, Inc. the worldwide rights to the Entex-Registered Trademark- products, consisting of four prescription upper respiratory drugs. The purchase price of $45 million in cash consisted of $25 million paid at closing and $20 million paid on July 3, 1997.

RONDEC-REGISTERED TRADEMARK- PRODUCT LINE - On June 30, 1995, the Company acquired from Ross Products Division of Abbott Laboratories the U.S. rights to the Rondec-Registered Trademark- product line of six prescription cough/cold drugs. Under the acquisition agreement, the Company received cash at closing of approximately $4.4 million, paid $20 million on July 14, 1995, $4 million on January 2, 1996, $4 million on December 31, 1996 and $3 million on December 31, 1997 and is obligated to make additional future payments of up to $16 million, which are contingent principally on the acquired products remaining available by prescription only.

Other long-term obligations include $4.4 million (net of current portion of $2.8 million) which relates to the acquisition of license agreements and product rights, but exclude $93 million in contingent payments due in years 1998 through 2004, including $10 million due in 1998.

5. PROPERTY

The following is a summary of property as of December 31, 1996 and 1997 (in thousands):

                                                     1996            1997
                                                    -------        -------
Property - at cost:
Land                                                 $4,833         $5,064
Buildings                                             3,665         13,434
Machinery and equipment                               5,850         11,075
Furniture and fixtures                                1,575          2,419
Construction in-progress                             14,353         22,228
                                                    -------        -------
                                                     30,276         54,220
Less accumulated depreciation and amortization       (2,776)        (5,695)
                                                    -------        -------
Property                                            $27,500        $48,525
                                                    -------        -------
                                                    -------        -------

The Company is constructing a manufacturing facility that will be used to formulate, mill, blend and fill drugs to be used with the Company's Spiros-Registered Trademark- pulmonary drug delivery system. Included in construction in-progress at December 31, 1997 are capital expenditures relating to the facility of approximately $16 million. At December 31, 1997, the Company had open purchase commitments relating to the construction of a new research and development facility totaling approximately $23.4 million.

6. DEVELOPMENT AGREEMENTS

The Company has a worldwide license from a private inventor to the Spiros dry powder drug delivery technology. This technology uses a device to aerosolize pharmaceuticals in dry powder formulations for intrapulmonary and intranasal administration. The Company is required to pay the inventor royalties on future sales of this device. The development arrangements discussed below have been entered into regarding Spiros.

DURA DELIVERY SYSTEMS, INC. ("DDSI") - In 1993, DDSI was formed and completed a $13 million private placement of callable common stock to fund the development of Spiros for use with certain compounds. In connection with the private placement, the Company acquired the right to purchase all the outstanding shares of DDSI callable common stock. Pursuant to a development and management agreement, DDSI engaged the Company to develop DDSI's products and provide general management services to DDSI. Dura recorded contract revenues under the agreement with DDSI for the year ended December 31, 1995 of $8,016,000. On December 29, 1995, the Company exercised its option and purchased all of DDSI's outstanding callable common stock (Note 12).

SPIROS DEVELOPMENT CORPORATION ("SPIROS CORP.") - On December 29, 1995, Spiros Corp. completed a $28 million private placement to fund the development of Spiros for use with certain compounds. The private placement consisted of 933,334 units at $30.00 per unit. Each unit consisted of one share of Spiros Corp. callable common stock and a Series S warrant (Note 8) to purchase 2.4 shares of the Company's common stock. In connection with the private placement, the Company made a $13 million contribution to Spiros Corp. In exchange for the Series S warrants and the $13 million contribution, the Company received the right to purchase all of the Spiros Corp. callable common stock and to acquire the exclusive rights for the use of Spiros with the asthma drug albuterol. A purchase option expense of $13 million representing the cash contributed to Spiros Corp. was recorded in December 1995. The Company also recorded a warrant subscriptions receivable and a corresponding increase in common stock of $4.2 million representing the estimated fair market value of the Series S warrants. Pursuant to a development and management agreement, Spiros Corp. engaged the Company to develop the Spiros Corp. products and provide general management services to Spiros Corp. Dura recorded contract revenues from Spiros Corp. equal to the amounts due from Spiros Corp. for costs and fees, less a pro rata amount allocated to the Series S warrant subscriptions receivable. During 1996 and 1997, Dura recorded contract revenues under the agreement with Spiros Corp. of $19,138,000 and $19,277,000, respectively. On December 19, 1997, the
Company purchased all of Spiros Corp.'s outstanding callable common stock (Note 12).

SPIROS DEVELOPMENT CORPORATION II, INC. ("SPIROS CORP. II" ) - On December 22, 1997, Spiros Corp. II, a separate, newly-formed Delaware corporation, completed a $101 million public offering of units (the "Offering"). Under agreements described below, Spiros Corp. II will use the net proceeds of $94 million from the Offering and a $75 million contribution from Dura to develop Spiros and Spiros applications for use with the drugs albuterol, beclomethasone, ipratropium, albuterol-ipratropium combination, budesonide and additional designated compounds (the "Compounds"). The offering consisted of 6,325,000 units sold at $16.00 per unit. Each unit consisted of one share of Spiros Corp. II callable common stock and a warrant (the "SDCII warrants") to purchase one-fourth of one share of the Company's common stock. The SDCII warrants will be exercisable from January 1, 2000 through December 31, 2002 at an exercise price of $54.84 per share of Dura common stock. In consideration for the SDCII warrants and the contribution of $75 million to Spiros Corp. II, the Company has the right ("Stock Purchase Option") through December 31, 2002 to purchase all, but not less than all, of the then outstanding shares of Spiros Corp. II callable common stock at predetermined prices. However, the Company is not obligated to purchase such shares of Spiros Corp. II. The purchase price is $24.01 per share (an aggregate of $151.9 million) through December 31, 1999 and increases on a quarterly basis thereafter to a maximum of $45.95 per share (an aggregate of

$290.6 million) on December 31, 2002. Such purchase price may be paid, at the Company's option, in cash, shares of the Company's common stock, or a combination thereof. In addition, Dura received an option, through specified dates, to acquire Spiros Corp. II's exclusive rights for the use of Spiros with albuterol and with a second product other than albuterol. A purchase option expense of $75 million, representing the cash contributed to Spiros Corp. II, was recorded in December 1997. The Company also recorded a warrant subscriptions receivable and corresponding increase in additional paid-in capital of $12.7 million representing the estimated fair market value of the SDCII warrants. At December 31, 1997, the Company had a remaining SDCII warrant subscriptions receivable of $12.3 million.

In connection with the December 22, 1997 Offering, the Company also entered into certain agreements with Spiros Corp. II which are summarized as follows:

     TECHNOLOGY LICENSE AGREEMENT - Under this agreement, the Company granted to Spiros Corp. II, subject to existing agreements, an exclusive, worldwide, perpetual, royalty-bearing license to use Spiros in connection with the Compounds. In consideration for this license, the Company will receive an annual technology access fee from Spiros Corp. II equal to the greater of 5% of the net sales of Spiros products, or $2 million. Such agreement expires upon the exercise or expiration of the Stock Purchase Option. Albuterol and Product Option Agreement - Under this agreement, the Company has the right to acquire for specified time periods the exclusive rights for the use of Spiros with albuterol and for the use of Spiros with a second product other than albuterol ("Product Options"). The formula for determining the purchase price for each of the products is set forth in the agreement and is based, in part, on the costs and expenses incurred by Spiros Corp. II developing the products.

     MANUFACTURING AND MARKETING AGREEMENT - Under this agreement, Spiros Corp. II granted to the Company an exclusive worldwide license to manufacture and market the Spiros products in exchange for a royalty of 7% on net product sales, as defined. Such agreement expires upon the exercise or expiration of the Stock Purchase Option. In the event Dura exercises its rights under the Product Options, the Manufacturing and Marketing Agreement will terminate with respect to the related product.

     DEVELOPMENT AGREEMENT - Under this agreement, Spiros Corp. II has engaged the Company to develop the Spiros products and provide general management services to Spiros Corp. II. Dura records contract revenues equal to the amounts due from Spiros Corp. II for costs and fees less a pro rata amount allocated to the SDCII warrant subscriptions receivable. During 1997, Dura recorded contract revenues under the agreement with Spiros Corp. II of $6,626,000 for development services provided from October 10, 1997 through year-end.

At December 31, 1997 the Company had a receivable from Spiros Corp. II of $8,399,000 representing amounts for development costs incurred by the Company, as well as costs incurred on behalf of Spiros Corp. II in connection with the Offering.

OTHER DEVELOPMENT AGREEMENTS - The Company has entered into other development agreements to provide contract research and development services, generally relating to the dry powder formulation of compounds and to pulmonary drug delivery technologies, including the use of Spiros. Pursuant to these agreements, the Company receives contract revenues for services provided and, in some cases, up-front and milestone payments.

7. CONVERTIBLE SUBORDINATED NOTES

In the third quarter of 1997, the Company issued $287.5 million principal amount of 3 1/2% Convertible Subordinated Notes (the "Notes") due July 15, 2002 with interest payable semiannually, commencing January 15, 1998. The Notes are convertible, at the option of the holder, into shares of the Company's common stock at any time prior to maturity or redemption at a conversion price of $50.635 per share, subject to adjustment under certain conditions.
The Company cannot redeem the Notes prior to July 15, 2000. Thereafter, the Company can redeem the Notes from time to time, in whole or in part, at specified redemption prices. The Notes are unsecured and subordinated to all existing and future senior indebtedness of the Company. The indenture governing the Notes does not restrict the incurrence of senior indebtedness or other indebtedness by the Company.

8. CAPITAL STOCK

COMMON STOCK - Effective July 2, 1997, the Company changed its state of incorporation from California to Delaware. In connection with this change, the outstanding shares of the Company's no par value common stock were converted into and exchanged for an equal number of shares of $.001 par value common stock of the Delaware entity.

In August 1995, May 1996 and November 1996, the Company completed offerings of 4,494,000, 5,405,000 and 4,820,000 shares of common stock, respectively, resulting in net proceeds to the Company of $53.8 million, $150.5 million and $152.4 million, respectively.

COMMON STOCK WARRANTS - In connection with the private placement completed by the Company and DDSI in September 1993 (Note 6), DDSI investors received Series W warrants to purchase an aggregate of 3,640,000 shares of the Company's common stock. The Series W warrants are exercisable at $2.38 per share, subject to adjustment upon the occurrence of certain events as defined, and are exercisable through September 27, 2000.

In connection with the private placement completed by Spiros Corp. on December 29, 1995 (Note 6), Spiros Corp. investors received Series S warrants to purchase an aggregate of 2,240,000 shares of the Company's common stock.

The Series S warrants are exercisable at $19.47 per share, subject to adjustment upon the occurrence of certain events as defined, and are exercisable through December 29, 2000.

In connection with the Offering completed by Spiros Corp. II on December 22, 1997 (Note 6), Spiros Corp. II investors received SDCII warrants to purchase an aggregate of 1,581,250 shares of the Company's common stock. The SDCII warrants are exercisable at $54.84 per share, subject to adjustment upon the occurrence of certain events as defined, and are exercisable through December 31, 2002.

The following table summarizes common stock warrants outstanding at December 31, 1997 (in thousands, except per share amounts):


Warrant description                                   Warrants       Shares covered      Exercise price
                                                     outstanding       by warrants          per share
----------------------------------------------------------------------------------------------------------
Series W warrants                                          290            812                $ 2.38
----------------------------------------------------------------------------------------------------------
Series S warrants                                          933          2,240                $19.47
----------------------------------------------------------------------------------------------------------
SDCII warrants                                           6,325          1,581                $54.84
----------------------------------------------------------------------------------------------------------
Other                                                      302            404        $0.25 - $45.12
----------------------------------------------------------------------------------------------------------
Total warrants outstanding                               7,850          5,037
----------------------------------------------------------------------------------------------------------


COMMON SHARES RESERVED - As of December 31, 1996 and 1997, the Company has reserved shares of common stock for issuance as follows (in thousands):

                                                          1996          1997
-------------------------------------------------------------------------------
Issuance under 1992 stock option plan                    3,729          4,584

Exercise of common stock warrants                        4,052          5,037
-------------------------------------------------------------------------------
Total shares reserved                                    7,781          9,621
                                                       ------------------------
                                                       ------------------------


9. STOCK OPTIONS

The Company's 1992 stock option plan (the "Plan") provides for the grant of options to officers and other key employees of the Company, and to certain directors, consultants and independent contractors of the Company, to purchase up to 7,607,360 shares of the Company's common stock. The Plan provides for the automatic issuance of options to purchase 8,000 and 30,000 shares of the Company's common stock to non-employee Board members at the date of each annual shareholders' meeting and upon initial election to the Board of Directors, respectively. Generally, options are to be granted at prices equal to at least 100% of the fair market value of the stock at the date of grant, expire not later than ten years from the date of grant and become exercisable ratably over a four-year period following the date of grant.

The Plan provides that in the event of a corporate transaction, as defined, all outstanding options shall become fully exercisable immediately prior to the effective date of such transaction and shall terminate upon such effective date. The Board of Directors may also grant officers of the Company limited stock appreciation rights in tandem with their outstanding options. In addition, limited stock appreciation rights are granted in connection with all automatic option grants under the Plan. Upon the occurrence of a hostile takeover, as defined, each outstanding option with such a limited stock appreciation right in effect for at least six months will automatically be canceled in return for a cash distribution from the Company in an amount equal to the excess of the takeover price, as defined, over the aggregate exercise price. As of December 31, 1996 and 1997, options to purchase 176,000 and 212,000 shares of common stock, respectively, were outstanding with limited stock appreciation rights.

The following table summarizes stock option activity under the Plan:



                                                                                  Weighted average
                                                           Shares                  exercise price
                                                                                      per share
                                             ------------------------------------
                                                 Options         Options available
                                               outstanding            for grant
----------------------------------------------------------------------------------------------------
Balance, January 1, 1995                         3,125,718            150,672          $ 2.68
  Options authorized                                                1,000,000
  Options granted                                1,100,606         (1,100,606)         $10.29
  Options exercised                             (1,093,848)                            $ 1.21
  Options canceled                                 (80,108)            80,108          $ 4.79
----------------------------------------------------------------------------------------------------
Balance, December 31, 1995                       3,052,368            130,174          $ 5.89
  Options authorized                                                1,500,000
  Options granted                                1,339,500         (1,339,500)         $28.95
  Options exercised                               (953,414)                            $ 3.20
  Options canceled                                 (53,944)            53,944          $21.48
----------------------------------------------------------------------------------------------------
Balance, December 31, 1996                       3,384,510            344,618          $15.52
  Options authorized                                                1,600,000
  Options granted                                1,935,175         (1,935,175)         $36.42
  Options exercised                               (745,020)                            $ 6.40
  Options canceled                                (805,478)           805,478          $35.71
----------------------------------------------------------------------------------------------------
Balance, December 31, 1997                       3,769,187            814,921          $22.67
                                               -----------------------------------------------------

Exercisable, December 31, 1995                   1,524,090                             $ 3.91
                                               ---------------
Exercisable, December 31, 1996                   1,327,622                             $ 6.99
                                               ---------------
Exercisable, December 31, 1997                   1,386,911                             $12.61
                                               ---------------

The following table summarizes information concerning outstanding and exercisable options as of December 31, 1997:


                                             Options outstanding                 Options exercisable
                                    ------------------------------------------------------------------------
Range of exercise      Number          Weighted            Weighted           Number            Weighted
     prices          outstanding       average             average          exercisable         average
                                     remaining         exercise price                        exercise price
                                   contractual life
                                       (years)
------------------------------------------------------------------------------------------------------------
$ 0.25 - $ 5.00       385,995            5.2                $ 3.12              375,474         $ 3.08

$ 5.01 - $10.00       619,467            7.2                $ 6.74              399,270         $ 6.79

$10.01 - $20.00       619,898            7.9                $14.49              258,395         $14.24

$20.01 - $30.00     1,207,015            9.0                $26.25              327,152         $27.13

$30.01 - $40.00       298,117            9.6                $36.25               13,459         $35.29

$40.01 - $52.88       638,695            9.9                $44.81               13,161         $44.41
------------------------------------------------------------------------------------------------------------
                    3,769,187            8.3                $22.67            1,386,911         $12.61
                 -------------------------------------------------------------------------------------------
                 -------------------------------------------------------------------------------------------

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plan and, accordingly, no compensation cost has been recognized for stock options in 1995, 1996 or 1997. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net loss for the year ended December 31, 1995 would have been increased by $351,000 ($0.01 per share, basic and diluted), the net income for the year ended December 31, 1996 would have been reduced by $2,707,000 ($0.08 and $0.07 per share, basic and diluted, respectively) and net loss for the year ended December 31, 1997 would have been increased by $5,932,000 ($0.14 per share, basic and diluted). Pro forma calculations exclude the effect of stock options granted prior to 1995. Accordingly, the 1995, 1996 and 1997 pro forma adjustments are not indicative of future period pro forma adjustments when the calculation will reflect all applicable stock options. The estimated weighted average fair value at grant date for the options granted during 1995, 1996 and 1997 were $4.54, $13.54 and $14.30 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

                                           1995           1996           1997
------------------------------------------------------------------------------
Expected dividend yield                    None           None           None

Expected stock price volatility             40%            40%            40%

Risk-free interest rate                    6.2%           6.2%           6.1%

Expected life of options                5 years        5 years        5 years


10. INCOME TAXES
The provision for income taxes consisted of the following components (in thousands):

                                       1995           1996           1997
                                    ---------      ---------      ---------
Current:
  Federal                               $235         $3,012        $21,617
  State                                  171            527          2,833
                                    ---------      ---------      ---------
    Total                                406          3,539         24,450
                                    ---------      ---------      ---------

Deferred:
  Federal                                                           (5,424)
  State                                                               (221)
                                    ---------      ---------      ---------
    Total                                                           (5,645)
                                    ---------      ---------      ---------
Provision for income taxes              $406         $3,539        $18,805
                                    ---------      ---------      ---------
                                    ---------      ---------      ---------

A reconciliation of the income tax provision (benefit) based on federal statutory rates and income (loss) before income taxes to the provision for income taxes as reported is as follows (in thousands):

                                                          1995           1996          1997
                                                       ---------      ---------      ---------
Provision (benefit) at statutory rates                 $(12,027)      $  9,475       $(23,060)
Charges not currently deductible or
  recognizable for tax purposes                          14,883                        43,351
State income taxes, net                                     171            361          1,779
NOL carryforwards utilized                               (2,946)        (6,852)        (1,015)
Change in beginning-of-year
  deferred tax valuation allowance                                                     (1,545)
Impact of foreign income taxed at
  different rates                                                                        (364)
Federal alternative minimum tax                             235            234
Other                                                        90            321           (341)
                                                       --------       --------       --------
Provision for income taxes                             $    406       $  3,539       $ 18,805
                                                       --------       --------       --------
                                                       --------       --------       --------

Deferred tax assets and liabilities reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1997 are as follows (in thousands):

                                                           1996           1997
                                                        ---------      ---------
Deferred tax assets:
   Net operating loss carryforwards                      $19,484        $25,422
   Capitalized research and development                    6,404          8,247
   Research and development credits                        1,670          2,549
   Reserves and accruals not currently deductible          1,560          5,023
   Other                                                                    341
                                                        ---------      ---------
      Total deferred tax assets                           29,118         41,582
Deferred tax liabilities:
   Depreciation and amortization                            (269)          (650)
Valuation allowance for deferred tax assets             (28,849)       (36,022)
                                                        ---------      ---------
Net deferred tax assets                                       $0         $4,910
                                                        ---------      ---------
                                                        ---------      ---------

The Company has provided a valuation allowance against deferred tax assets based on management's assessment of the likelihood of realizing those assets. Realization of deferred tax assets is dependent upon having sufficient taxable income during the period that temporary differences and carryforwards are expected to be available to reduce taxable income. During the year ended December 31, 1997, the balance of the beginning-of-year valuation allowance was reduced by approximately $1.5 million due to a change in management's judgment about the realizability of deferred tax assets relating to net operating loss carryforwards.

At December 31, 1997, the Company had federal net operating loss ("NOL") carryforwards of approximately $65 million, which begin expiring in 2002. This amount includes NOL carryforwards totaling approximately $38 million acquired in connection with the Company's purchase of the callable common stock of Spiros Corp. The deferred tax asset relating to the Spiros Corp. NOL carryforwards has been fully reserved. The availability of the NOL carryforwards is subject to annual limitations pursuant to the "change in ownership" provisions of Section 382 of the Internal Revenue Code. As such, approximately $5 million of the total federal NOL carryforwards will be available for use in 1998; the amount available will increase by approximately $5 million per year. While the Company believes the annual limitation is approximately $5 million, this amount is not certain.

The Company does not provide for income taxes which would be payable if undistributed earnings of its foreign subsidiaries were remitted because the Company considers these earnings to be invested indefinitely. During the years ended December 31, 1995, 1996, and 1997 the Company recorded tax benefits from stock option exercises of $235,000, $2,790,000, and $13,356,000, respectively, which were credited to shareholders' equity.

11. CHARGES FOR ACQUIRED IN-PROCESS TECHNOLOGY, PURCHASE OPTIONS AND OTHER NONRECURRING ITEMS
Charges for acquired in-process technology, purchase options and other nonrecurring items consisted of the following (in thousands):

                                           1995          1996           1997
                                        ---------     ---------      ---------
Acquired in-process technology           $30,773                       $45,989
Acquired purchase options                 13,000                        75,000
Buy-out of royalty agreement                                            13,780
Impairment of long-term investment                                       2,870
                                        ---------     ---------      ---------
Total                                    $43,773                      $137,639
                                        ---------     ---------      ---------
                                        ---------     ---------      ---------


ACQUIRED IN-PROCESS TECHNOLOGY - The charges for acquired in-process technology in 1995 and 1997 relate to the Company's acquisitions of DDSI and of Spiros Corp., respectively (Note 12). The Company concluded that due to the additional development, testing, and regulatory approvals required, the commercial viability of the technology acquired in these acquisitions had not yet been established. As such, charges to earnings were recorded in the periods in which the acquisitions occurred for the portion of the purchase price allocated to in-process technology.

ACQUIRED PURCHASE OPTIONS - In connection with the formation of Spiros Corp. in 1995 and Spiros Corp. II in 1997, the Company contributed $13 million and $75 million, respectively, as consideration for the options to acquire the rights to certain products from those companies (Note 6). The Company concurrently recorded charges for these purchase options for the amounts of cash contributed to Spiros Corp. and Spiros Corp. II.

BUY-OUT OF ROYALTY AGREEMENT - In December 1997, the Company terminated a ten-year royalty agreement which the Company entered into in 1994. The agreement required the Company to make quarterly royalty payments based on sales in specified sales territories. As consideration for terminating the agreement, the Company made a cash payment of $11.3 million (paid in January 1998) and issued a warrant to purchase 200,000 shares of the Company's common stock for $45.12 per share. The estimated fair value of the warrant was $2,480,000 which, when combined with the cash payment, resulted in a nonrecurring charge of $13,780,000.

IMPAIRMENT OF LONG-TERM INVESTMENT - The Company periodically evaluates its ability to recover the carrying value of its long-lived assets. In the fourth quarter of 1997, the Company concluded that the value of a long-term investment was impaired and, accordingly, wrote down the investment to its estimated fair value, resulting in a nonrecurring charge of $2,870,000.

12. ACQUISITIONS
The following acquisitions have been accounted for under the purchase method of accounting and, accordingly, the operating results of these acquisitions are included in the Company's consolidated results of operations from the date of acquisition.

DDSI - On December 29, 1995, the Company acquired all of the outstanding callable common stock of DDSI (Note 6). The purchase price of approximately $33.5 million consisted of 2,285,108 shares of the Company's common stock. The net assets acquired included cash of $3.4 million, equipment valued at $380,000 and DDSI's payable to Dura for development and management services of $995,000. The excess of the purchase price over the fair value of the net assets acquired of approximately $30.8 million was allocated to in-process technology. The Company concluded, based on an assessment of the additional development, testing and regulatory approvals required, that the commercial viability of the technology had not yet been established. In addition, no alternative future uses of the technology, not requiring regulatory approval, had been established. As a result of this assessment, the acquired in-process technology was expensed as a nonrecurring charge in December 1995.

SPIROS CORP. - On December 19, 1997, the Company acquired all of the outstanding callable common stock and options of Spiros Corp. (Note 6). The purchase price of $45.7 million consisted of 896,606 shares of the Company's common stock and a cash payment of $2 million. The net assets acquired included cash of $1 million. The excess of the purchase price over the fair value of the net assets acquired of $44.7 million was allocated to in-process technology. The Company concluded, based on an assessment of the additional development, testing and regulatory approvals required, that the commercial viability of the technology had not yet been established. In addition, no alternative future uses of the technology, not requiring regulatory approval, have been established. As a result of this assessment, the acquired in-process technology was expensed as a nonrecurring charge in December 1997.

The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition of Spiros Corp. had occurred on January 1, 1996, after giving effect to certain adjustments, including the issuance of Company common stock. The charge to earnings for acquired in-process technology is not reflected in the pro forma results as it is nonrecurring. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made on January 1, 1996, nor is it indicative of future results (in thousands, except per share amounts).

                                                1996           1997
                                              --------       --------
Total revenues                                 $85,181       $162,444
Net income (loss)                               $9,801       $(49,917)
Net income (loss) per share - basic              $0.27         $(1.12)
Net income (loss) per share - diluted            $0.24         $(1.12)

13. COMMITMENTS AND CONTINGENCIES
EMPLOYEE SAVINGS PLANS - The Company has a 401(k) plan that allows participating employees to contribute 1% to 15% of their salary, subject to annual limits. The Board may, at its sole discretion, approve Company contributions. The Company made contributions to the plan totaling $224,000, $532,000 and $867,000 in 1995, 1996 and 1997, respectively.

The Company has a non-qualified deferred compensation plan that allows eligible employees to defer up to 100% of their compensation. As of December 31, 1997, $5,175,000 has been deferred under this plan which is included in other assets and other long-term obligations. The amounts deferred under this plan are transferred to a trust and managed by an investment manager. Included in the trust investments at December 31, 1997 are 156,250 units of Spiros Corp. II (Note 6).

LINE OF CREDIT - In April 1997, the Company entered into a loan agreement with a bank which provides for the borrowing of up to $50 million on an unsecured basis through May 1, 1999. Borrowings under the agreement bear interest at the bank's reference rate (8.5% at December 31, 1997) or an offshore rate plus 1.5% as selected by the Company. The agreement places restrictions on the payment of cash dividends and on the incurrence of additional indebtedness by the Company. As of December 31, 1997, no borrowings were outstanding under this agreement.

TERMINATION OF MERGER AGREEMENT WITH SCANDIPHARM, INC. - On December 1, 1997, the Company terminated a merger agreement with Scandipharm, Inc. ("Scandipharm") entered into on October 20, 1997. On January 16, 1998, Scandipharm filed suit against the Company for breach of contract. On January 19, 1998, the Company filed suit against Scandipharm seeking a declaratory judgment that Dura's termination of the merger did not breach the merger agreement and for damages against Scandipharm. The Company believes that it had the right to terminate the merger agreement, and that Scandipharm's claims for specific performance under the agreement or for unspecified damages are without merit, and that outcome of this matter will not have a material adverse effect on the Company's financial position or results of operations.

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1996 and 1997 (in thousands, except per share amounts).


                                            First         Second         Third         Fourth
                                           Quarter        Quarter       Quarter        Quarter
                                          ---------     ---------      ---------      --------
1996
Total revenues                            $18,587        $18,800        $25,920        $40,812
Operating income                            3,712          3,862          4,602          9,471
Net income                                  4,057          4,609          5,806          9,856
Net income per share - basic                 0.13           0.14           0.15           0.24
Net income per share - diluted               0.11           0.12           0.14           0.22

1997
Total revenues                            $40,893        $43,631        $43,343        $53,456
Operating income (loss)                    11,170         12,302         13,377       (114,866)
Net income (loss)                           8,787          9,282         11,325       (114,086)
Net income (loss) per share - basic          0.20           0.21           0.26          (2.57)
Net income (loss) per share - diluted        0.19           0.20           0.24          (2.57)

See Notes 4, 6, 11 and 12 for discussions of transactions which occurred during 1996 and 1997, affecting the comparability of the Company's quarterly results of operations.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Dura Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of Dura Pharmaceuticals, Inc. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dura Pharmaceuticals, Inc. and subsidiaries as of December 31, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
-------------------------

San Diego, California
January 20, 1998

CORPORATE INFORMATION

DIRECTORS
Cam L. Garner
Chairman, President and
Chief Executive Officer
Dura Pharmaceuticals, Inc.

James C. Blair, Ph.D.
General Partner
Domain Associates

Herbert J. Conrad
Senior Vice President
Hoffmann-La Roche, retired

Joseph C. Cook, Jr.
Principal
Life Science Advisors, LLC

David F. Hale
President and Chief Executive Officer
Women First Health Care, Inc.

David S. Kabakoff, Ph.D.
Executive Vice President
Dura Pharmaceuticals, Inc.;
President and Chief Executive Officer
Spiros Development Corp. II

Gordon V. Ramseier
Executive Director
The Sage Group

Charles G. Smith, Ph.D.
Private Consultant

Walter F. Spath
Senior Vice President, Sales and Marketing
Dura Pharmaceuticals, Inc.

OFFICERS
Cam L. Garner
Chairman, President and
Chief Executive Officer

David S. Kabakoff, Ph.D.
Executive Vice President

Julia R. Brown
Senior Vice President,
Business Development

James W. Newman
Senior Vice President, Finance and
Administration, and Chief Financial Officer

Charles W. Prettyman
Senior Vice President,
Development and Regulatory Affairs

Walter F. Spath
Senior Vice President, Sales and Marketing

Mitchell R. Woodbury
Senior Vice President,
General Counsel and Secretary

Chester Damecki
Vice President, Operations

Malcolm R. Hill, Pharm.D.
Vice President, Clinical Development

Robert W. Keith
Vice President, Managed Care

Erle T. Mast
Vice President, Finance

David M. Preston
Vice President, Marketing

Robert K. Schultz, Ph.D.
Vice President, Product Development

Clyde L. Witham
Vice President, Science and Technology

Michael T. Borer
General Manager, Health Script

Corporate Headquarters
7475 Lusk Boulevard
San Diego, California 92121
Telephone (619) 457-2553

AUDITORS
Deloitte & Touche LLP
San Diego, California

SHAREHOLDERS
At March 1, 1998, there were
approximately 450 holders of record of Dura's common stock.

DIVIDENDS
No cash dividends were declared
or paid in 1995, 1996 or 1997.

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services, LLC
400 S. Hope St., 4th Floor
Los Angeles, California 90071
(213) 553-9719







REQUESTS FOR INFORMATION
Copies of the Form 10-K filed with the Securities and Exchange Commission, financial communications and general information on the Company are available without charge upon request to Investor Relations, Dura Pharmaceuticals, 7475 Lusk Boulevard, San Diego, California 92121.

ANNUAL MEETING
The annual meeting of shareholders will be held at 10 a.m., Thursday, May 21, 1998 at the La Jolla Marriott,
4240 La Jolla Village Drive, La Jolla, California.

MARKET INFORMATION ON COMMON STOCK
Dura Pharmaceuticals' common stock is traded on the Nasdaq National Market under the symbol "DURA." The following table reflects the range of high and low trade prices of Dura's common stock by quarter for 1995, 1996, and 1997. This information is based upon prices reported by the Nasdaq National Market:


1995                             HIGH           LOW
                                ------         ------
First Quarter                   $7 1/2         $5 3/4
Second Quarter                  $9 7/8         $6 1/2
Third Quarter                  $17 1/2         $9 1/8
Fourth Quarter                 $17 3/4        $13 1/4

1996
First Quarter                  $26 3/8        $16 3/4
Second Quarter                 $34 1/2      $23 11/16
Third Quarter                      $40        $21 3/8
Fourth Quarter                 $47 3/4        $31 1/2

1997
First Quarter                  $44 5/8        $33 5/8
Second Quarter                 $43 1/4            $25
Third Quarter                  $44 3/4        $33 3/8
Fourth Quarter                 $52 7/8        $43 1/4

Dura-Tap-Registered Trademark-/PD, Furadantin-Registered Trademark- and Rondec-Registered Trademark- are registered trademarks of the Company. The Company claims common law trademark rights to Dura-Vent-Registered Trademark-/DA and D.A. Chewable. Entex-Registered Trademark-, Nasarel-Registered Trademark- and Nasalide-Registered Trademark- are registered trademarks of Dura (Bermuda) Trading Company Limited. Tornalate-Registered Trademark- is a registered trademark of Sanofi-Winthrop, Inc. Crolom is a trademark of Bausch & Lomb Pharmaceuticals, Inc. Capastat-Registered Trademark-, Seromycin-Registered Trademark-, Ceclor-Registered Trademark-, Ceclor-Registered Trademark- CD, Keftab-Registered Trademark- and Lorabid-Registered Trademark- are registered trademarks of Eli Lilly and Company.

Ceftin-Registered Trademark- and Rotohaler are registered and common law trademarks of Glaxo Wellcome. Suprax-Registered Trademark- is a registered trademark of Lederle Laboratories. Vantin-Registered Trademark- is a registered trademark of Pharmacia & Upjohn. Cefzil-Registered Trademark- is a registered trademark of Bristol-Myers Squibb Co. Cedax-Registered Trademark-is a registered trademark of Schering Corporation. Turbuhaler-Registered Trademark- is a registered trademark of Astra Pharmaceuticals. Spinhaler-Registered Trademark- is a registered trademark of Fisons Limited.

Internet web site: Dura Pharmaceuticals' web site at http://www.durapharm.com contains recent press releases, product summaries and company history.

                                      -32-